Exhibit 10.1
EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among
CANTEL MEDICAL LLC,
CANTEL (CANADA) INC.,
MEDIVATORS INC.,
MAR COR PURIFICATION, INC.,
EVOQUA WATER TECHNOLOGIES LLC,
EVOQUA WATER TECHNOLOGIES LTD.
and,
solely for purposes of Section 10.16,
EVOQUA WATER TECHNOLOGIES CORP.
Dated as of December 20, 2021

TABLE OF CONTENTS
Page

Article I DEFINITIONS	1
Article II PURCHASE AND SALE OF ASSETS	13
2.1. Purchase and Sale of Assets	14
2.2. Excluded Assets	15
2.3. Assumed Liabilities	15
2.4. Excluded Liabilities	15
2.5. Purchase Price	17
2.6. Purchase Price Adjustment	17
2.7. Allocation of Purchase Price	19
2.8. Inability to Assign Contracts	20
2.9. Earnout Escrow	21
Article III CLOSING	22
3.1. Closing	22
3.2. Closing Deliverables	23
Article IV REPRESENTATIONS AND WARRANTIES OF SELLER	25
4.1. Organization and Qualification of Seller	25
4.2. Authority of Sellers	25
4.3. No Conflicts; Consents	25
4.4. Financial Statements	26
4.5. Absence of Certain Changes	26
4.6. Material Contracts	27
4.7. Title to and Adequacy of Assets	28
4.8. Real Property	29
4.9. Intellectual Property	30
4.10. Inventory	32
4.11. Accounts Receivable	32
4.12. Customers and Suppliers	32
4.13. Insurance	32
4.14. Legal Proceedings; Governmental Orders	33
4.15. Compliance with Laws; Permits	33
4.16. Environmental Matters	34
4.17. Employee Benefit Matters	35
4.18. Employment Matters	36
4.19. Tax Matters	37
4.20. FDA and Healthcare Regulatory Compliance	38
4.21. Product Liability; Warranties	39
4.22. Solvency	39
4.23. Brokers	39
i

4.24. Exclusivity of Representations and Warranties	39
Article V REPRESENTATIONS AND WARRANTIES OF BUYER	39
5.1. Organization of Buyer	40
5.2. Authority of Buyer	40
5.3. No Conflicts; Consents	40
5.4. Brokers	40
5.5. Legal Proceedings	40
5.6. Financing	40
5.7. Solvency	41
5.8. Acknowledgment and Representations by Buyer	41
Article VI COVENANTS	41
6.1. Conduct of Business Prior to the Closing	41
6.2. Access to Information	43
6.3. Employees and Employee Benefits	43
6.4. Confidentiality	46
6.5. Restrictive Covenants	48
6.6. Governmental Approvals and Consents	49
6.7. Books and Records	50
6.8. Closing Conditions	51
6.9. Public Announcements	51
6.10. Bulk Sales Laws	51
6.11. Tax Matters.	51
6.12. Exclusivity	55
6.13. Notice of Events	55
6.14. Accounts Receivable	56
6.15. Further Assurances	56
6.16. Retained Names	56
6.17. Restrictions on Dissolution and Winding Up	57
6.18. Enforcement of Rights	57
6.19. Intellectual Property Information	57
Article VII CONDITIONS TO CLOSING	57
7.1. Conditions to Obligations of the Parties	57
7.2. Conditions to Obligations of Buyer	58
7.3. Conditions to Obligations of Sellers	58
Article VIII INDEMNIFICATION	59
8.1. Survival	59
8.2. Indemnification	59
8.3. Claims Procedure; Participation in Litigation	60
8.4. Purchase Price Adjustment	61
8.5. Limitations	62
8.6. Exclusive Remedies	63

8.7. Escrow	63
Article IX TERMINATION	64
9.1. Termination	64
9.2. Effect of Termination	65
Article X MISCELLANEOUS	65
10.1. Expenses	65
10.2. Notices	65
10.3. Interpretation	66
10.4. Headings	67
10.5. Severability	67
10.6. Entire Agreement	67
10.7. Successors and Assigns	67
10.8. No Third-Party Beneficiaries	67
10.9. Amendment and Modification; Waiver	67
10.10. Governing Law; Consent to Jurisdiction	68
10.11. Waiver of Jury Trial	68
10.12. Specific Performance	68
10.13. Counterparts	68
10.14. Disclosure Letter	68
10.15 Privileged Communications	68
10.16 Limited Guaranty	69

EXHIBITS AND ANNEXES
EXHIBITS
Exhibit A        Form of Escrow Agreement
Exhibit B        Form of Transition Services Agreement
Exhibit C        Form of Bill of Sale
Exhibit D        Form of Assignment and Assumption Agreement
Exhibit E        Form of Intellectual Property Assignment Agreement
Exhibit F        Form of Seller Supply Agreement
Exhibit G        Form of Buyer Supply Agreement
Exhibit H        Form of Real Estate Assignment Agreement
Exhibit I        Form of Filtration Manufacturing Agreement
Exhibit J        Form of Concentrates Manufacturing Agreement
Exhibit K        Form of Shared IP License Agreement
ANNEXES
Annex I        Closing Date Net Working Capital

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 20, 2021, by and among Cantel Medical LLC, a Delaware limited liability company (“Cantel”), the Affiliates of Cantel set forth on the signature page hereto (the “Cantel Affiliates” and together with Cantel, “Sellers”), Evoqua Water Technologies LLC, a Delaware limited liability company (“EWT”), Evoqua Water Technologies Ltd., a Canadian federally incorporated corporation (“EWT CAN” and together with EWT, “Buyer”), and solely for purposes of Section 10.16, Evoqua Water Technologies Corp., a Delaware corporation (“Evoqua”). Sellers and Buyer are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein shall have the meanings given to them in Article I or elsewhere in this Agreement.
RECITALS
WHEREAS, Sellers are engaged in the Business; and
WHEREAS, the Parties desire that: (i) Sellers sell, assign, transfer, convey and deliver to Buyer, or cause to be assigned, transferred, conveyed and delivered to Buyer, and Buyer purchase from Sellers, the Purchased Assets; (ii) Sellers transfer to Buyer, and Buyer assume, the Assumed Liabilities; and (iii) the Parties enter into the other agreements and arrangements contemplated hereby, all upon the terms and subject to the conditions set forth in this Agreement.
NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
The following terms have the meanings specified or referred to in this Article I:
“Accounts Receivable” has the meaning set forth in Section 2.1(a).
“Action” means any type of legal action, including suits, claims, proceedings, orders, decrees, court judgments, agency awards, subpoenas and complaints by or before any Governmental Authority.
“Active Prospective Customer” means any Person, or a group of Persons, (a) who or which had been identified by Sellers within the twenty-four (24) calendar months preceding the Closing Date, with reasonable particularity as a possible Customer of the Business, or (b) to whom or which Sellers had communicated within the twenty-four (24) calendar months preceding the Closing Date, in writing or otherwise, with respect to the provision of any products or services of the Business.
“Adjustment Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Adjustment Escrow Amount.
“Adjustment Escrow Amount” means an amount equal to $3,150,000.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”)

means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that STERIS and Cantel became Affiliates of each other on June 20, 2021 as a result of the closing of the transactions contemplated by the Agreement and Plan of Merger, dated January 12, 2021, among STERIS, Cantel and certain of their Affiliates (the “Merger Closing”), and for purposes of Article IV, any references to Affiliates of Sellers shall exclude STERIS and its Affiliates as existing prior to the Merger Closing for all periods of time prior to the Merger Closing.
“Agreement” has the meaning set forth in the preamble.
“Allocation Schedule” has the meaning set forth in Section 2.7.
“Annual Bonuses” has the meaning set forth in Section 6.3(i).
“Assigned Contracts” has the meaning set forth in Section 2.1(d).
“Assignment and Assumption Agreement” has the meaning set forth in Section 3.2(a)(iv).
“Assumed Liabilities” has the meaning set forth in Section 2.3.
“Assumed Plans” has the meaning set forth in Section 2.1(o).
“Bankruptcy Exceptions” means bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
“Benefit Plan” has the meaning set forth in Section 4.17(a).
“Bill of Sale” has the meaning set forth in Section 3.2(a)(iii).
“Books and Records” has the meaning set forth in Section 2.1(n).
“Business” means Sellers’ global operations of (a) the Water Purification Business Unit, which includes Hemodialysis Water Treatment Equipment and Services and Commercial & Industrial Water Treatment Equipment and Services, (b) the Filtration Business Unit, which includes manufactured Hollow Fiber Filters and distributed Pleater Fiber Filters, and (c) the Dialysis Business Unit, which includes Hemodialysis Liquid and Powder Concentrates, Filter Reprocessing Equipment, and other ancillary supplies and equipment for use in the hemodialysis market.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Pittsburgh, Pennsylvania are authorized or required by Law to be closed for business.
“Business Intellectual Property” means the Intellectual Property owned by Sellers primarily related to or primarily used in the Business.
“Buyer” has the meaning set forth in the preamble.
“Buyer DC Plan” has the meaning set forth in Section 6.3(f).
“Buyer Savings Plan” has the meaning set forth in Section 6.3(g).

“Buyer Supply Agreement” has the meaning set forth in Section 3.2(a)(vii).
“Buyer Tax Claim” has the meaning set forth in Section 6.11(f).
“Buyer Welfare Plans” has the meaning set forth in Section 6.3(c).
“Buyer FSA Account” has the meaning set forth in Section 6.3(g).
“Buyer’s FSA” has the meaning set forth in Section 6.3(g).
“Canadian Seller” means Cantel (Canada) Inc.
“Cantel” has the meaning set forth in the preamble.
“Cantel Affiliates” has the meaning set forth in the preamble.
“Cap” has the meaning set forth in Section 8.5(b)
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority.
“Closing” has the meaning set forth in Section 3.1.
“Closing Date” has the meaning set forth in Section 3.1.
“Closing Date Net Working Capital” means an amount determined as of 12:01 a.m. Eastern Time on the Closing Date equal to (a) the aggregate dollar amount of all current assets of the Business that are Purchased Assets minus (b) the aggregate dollar amount of all current liabilities of the Business that are Assumed Liabilities, in each case calculated in the same manner as the example set forth on ANNEX I hereto, including only such current assets and current liabilities to the extent that such assets and liabilities are of the type and kind included in a line item included in the calculation marked as “Consolidated NWC, as potentially adj.” in the tab labeled “NWC, adjusting” in ANNEX I, but subject to the Final Working Capital Exceptions. For the avoidance of doubt, the determination of Closing Date Net Working Capital shall be made without giving effect to any accounting related changes that arise solely as a result of the transactions contemplated by this Agreement, including any purchase accounting adjustments.
“Closing Purchase Price” has the meaning set forth in Section 2.5(a).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Concentrates Manufacturing Agreement” has the meaning set forth in Section 3.2(a)(xiv).
“Confidential Information” has the meaning set forth in Section 4.9(c).
“Confidentiality Agreement” means the letter agreement between STERIS and Buyer, dated November 17, 2021.
“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures and all other legally binding agreements, commitments and arrangements, whether written or oral.

“Country-By-Country Allocation” has the meaning set forth in Section 2.7(a).
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any Governmental Authority in connection with or response to COVID-19, including the CARES Act and Families First Act.
“Customer” means any customer of the Business to whom or which Sellers have provided, at any time within the twenty-four (24) calendar months preceding the Closing Date, any products or services of the Business.
“Customer Account” means the business account relationship between Sellers, on the one hand, and any Customer on the other hand, including any Person who or which is provided any products or services of the Business as of the Closing Date by Sellers, regardless of whether such products or services are provided by, or through the licenses of, Sellers or any of their respective agents.
“Disclosure Letter” means the Disclosure Letter (including any attachments thereto) delivered by Sellers to Buyer immediately prior to the execution and delivery of this Agreement.
“Disputed Items” has the meaning set forth in Section 2.6(b)(ii).
“Dollars” or “$” means the lawful currency of the United States.
“Earnout Customer” has the meaning set forth in Schedule 2.9 to the Disclosure Letter.
“Earnout Date” has the meaning set forth in Section 2.9(a).
“Earnout Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Earnout Escrow Amount.
“Earnout Escrow Amount” means an amount equal to $12,300,000.
“Earnout Milestone” has the meaning set forth in Schedule 2.9 to the Disclosure Letter.
“Earnout Payment” means the “Per Unit” Earnout Payment as set forth in Table 2.9 of Schedule 2.9 to the Disclosure Letter.
“Earnout Statement” has the meaning set forth in Section 2.9(a).
“Earnout Unit” has the meaning set forth in Schedule 2.9 to the Disclosure Letter.
“Employees” mean those Persons employed by Sellers who worked primarily for the Business as of the Closing Date and (a) are listed on Schedule 1.1(a) to the Disclosure Letter (as updated) (other than such employees listed on Schedule 1.1(a) the employment of whom is terminated after the date of this Agreement) or (b) become employed by Sellers in the Ordinary Course of Business after the date of this Agreement. No more than five (5) days prior to the Closing, Sellers shall deliver to Buyer an updated Schedule 1.1(a) identifying all Employees.
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage,

easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, transfer, receipt of income or exercise of any other attribute of ownership, but excluding, in each case, any Permitted Encumbrances.
“End Date” has the meaning set forth in Section 9.1(b)(ii).
“Environmental Claim” means any Governmental Order or Action by any Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, 29 U.S.C. §§ 651 et seq.
“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.
“Environmental Permit” means any Permit required under Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, and the regulations promulgated thereunder.
“ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with Sellers as a single employer within the meaning of Section 414 of the Code of Section 4001(b) of ERISA.
“Escrow Agent” means PNC Bank, National Association.
“Escrow Agreement” has the meaning set forth in Section 3.2(a)(i).
“Escrow Amount” means the aggregate sum of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Earnout Escrow Amount.

“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 2.5(b).
“Evaluation Material” has the meaning set forth in the Confidentiality Agreement.
“Evoqua” has the meaning set forth in the preamble.
“Evoqua Guaranteed Obligations” has the meaning set forth in Section 10.16(a).
“EWT” has the meaning set forth in the preamble.
“EWT CAN” has the meaning set forth in the preamble.
“Excluded” has the meaning set forth in Section 4.20(c).
“Excluded Assets” has the meaning set forth in Section 2.2.
“Excluded Liabilities” has the meaning set forth in Section 2.4.
“FCPA” has the meaning set forth in Section 4.15(c).
“FDA” means the U.S. Food and Drug Administration or any successor thereto.
“Filtration Manufacturing Agreement” has the meaning set forth in Section 3.2(a)(xiii).
“Final Closing Date Net Working Capital” has the meaning set forth in Section 2.6(b)(iv).
“Final Working Capital Exceptions” has the meaning set forth in Schedule 1.1(b) of the Disclosure Letter.
“Financial Statements” has the meaning set forth in Section 4.4(a).
“Fraud” means with respect to the making of the representations and warranties expressly set forth in, as applicable, Article IV or Article V (as modified by the Disclosure Letter): (a) a false, incorrect or misleading representation of a fact made in such representations and warranties, (b) with knowledge or belief that such representation or warranty is false, incorrect or misleading, (c) with the intention to induce such Party to whom such representation or warranty is made to rely upon such representation or warranty, (d) causing such Party to whom such representation or warranty is made, in reliance upon such false representation, to enter into this Agreement, and (e) causing such Party to whom such representation or warranty is made to suffer Losses by reason of such reliance.
“Fundamental Representations” means, (a) with respect to Sellers, Section 4.1 and Section 4.2, Section 4.7(a) and Section 4.23, and (b) with respect to Buyer, Section 5.1, Section 5.2 and Section 5.4.
“GAAP” means United States generally accepted accounting principles consistently applied.
“Government Contracts” means any Contract between any Seller and any (a) Governmental Authority, (b) prime contractor of any Governmental Authority with respect to any Contract described in clause (a), or (c) subcontractor at any tier with respect to any Contract described in clauses (a) and (b) above, in each case, to the extent primarily related to the Business.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“GST/HST” means the tax imposed pursuant to Part IX of the Excise Tax Act (Canada).
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect as defined by or regulated under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.
“Healthcare Law” means all healthcare Laws regulating the manufacturing, development and commercializing of medical devices, including: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.); (b) Medicare (Title XVIII of the Social Security Act); (c) Medicaid (Title XIX of the Social Security Act); (d) the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (e) the Civil Monetary Penalty Law (42 U.S.C. § 1320a-7a); (f) any federal or state prohibition on the defrauding of any Governmental Authority that administers a federal or state health care program, including the civil U.S. False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative U.S. False Claims Law (42 U.S.C. § 1320a-7b(a)) and analogous state laws and regulations; (g) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h); (h) applicable federal or state Laws governing the use or disclosure of individually identifiable information; and (i) all regulations promulgated pursuant to each of the foregoing healthcare Laws.
“Hire Date” has the meaning set forth in Section 6.3(a).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Inactive Employee” has the meaning set forth in Section 6.3(a).
“Indemnity Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Indemnity Escrow Amount.
“Indemnity Escrow Amount” means an amount equal to $9,815,000.
“Independent Accountants” has the meaning set forth in Section 2.6(b)(ii).
“Insurance Policies” has the meaning set forth in Section 4.13.
“Intellectual Property” means, collectively with respect to any Person, any and all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, and all applications, registrations, issuances, divisions, continuations, reissuances, reexaminations, extensions and renewals in connection therewith; (b) all trademarks, service marks, fictitious names, domain names, brand names, brand marks, and corporate names, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith; (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all mask works and all applications, registrations, and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all source code, object code, data and operating files, user manuals, documentation, flow charts, algorithms, compilers, development tools, maintenance records and other materials related to computer programs; (g) all moral rights and all other proprietary rights; (h) all copies and tangible embodiments of any of the foregoing (in whatever form of medium); (i) any and all rights to sue for claims and remedies against past, present and future infringement, dilution or misappropriations of any or all of the foregoing, and rights for priority and protection of interests therein under the Laws of any jurisdiction; (j) goodwill associated with any of the foregoing; and (k) all other intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing.
“Intellectual Property Assets” has the meaning set forth in Section 2.1(e).
“Intellectual Property Assignment Agreement” has the meaning set forth in Section 3.2(a)(v).
“Intellectual Property Licenses” means all licenses, sublicenses and other agreements by or through which other Persons, including Sellers’ Affiliates, grant Sellers exclusive or non-exclusive rights or interests in or to any Intellectual Property that is primarily used in connection with the Business.
“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names, and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Interim Balance Sheet” has the meaning set forth in Section 4.4(a).
“Interim Balance Sheet Date” has the meaning set forth in Section 4.4(a).
“Interim Period” has the meaning set forth in Section 6.11(b).
“Inventory” has the meaning set forth in Section 2.1(c).
“IRS” means the United States Internal Revenue Service.
“ITA “ means Income Tax Act (Canada).
“Knowledge of Sellers” or “Sellers’ Knowledge” or any other similar knowledge qualification, means, as of the applicable date, the actual knowledge of the individuals identified on Schedule 1.1(c) of the Disclosure Letter, and the knowledge of any facts, circumstances or other matters that any of such above-mentioned individuals would have reasonably acquired in the Ordinary Course of Business with respect to the performance of their respective responsibilities for Sellers with respect to the Business after reasonable inquiry as to the matters which are the subject of the statements.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Lease(s)” means the license, lease or sublease Contracts with respect to and creating a Seller’s leasehold interest in the Leased Real Property as set forth on Schedule 4.8(b) to the Disclosure Letter.
“Leased Real Property” has the meaning set forth in Section 4.8(b).
“Liability” or “Liabilities” means any liability or obligation of any kind or nature (including any known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or matured or unmatured liability or obligation).
“LOI Filing Fee” means an amount in cash equal to $62,500.
“Losses” means any losses, payments, liabilities, damages, costs, penalties, fines, claims, judgments, assessments, settlements, deficiencies, disbursements and expenses (including reasonable attorneys’ fees), including all interest and other charges paid or payable in connection or in respect of any of the foregoing, but excluding consequential, indirect or punitive losses, damages, costs, penalties or expenses (including on account of lost profits or opportunities, and lost or delayed business), except to the extent any such losses, damages, costs, penalties or expenses are awarded to a third party pursuant to a Third-Party Claim.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise), assets (including the Purchased Assets) or prospects of the Business, or (b) the ability of Sellers to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) any changes in financial, credit or securities markets in general; (iii) acts of war (whether or not declared), armed hostilities or terrorism (including cyber-terrorism), or the escalation or worsening thereof; (iv) any changes in applicable Laws (including COVID-19 Measures) or accounting rules, including GAAP; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, any epidemic, pandemic or disease outbreak (including any coronavirus) or any civil protests, riots or other civil unrest and other force majeure events; (vi) compliance with the terms of, or the taking of any action required or contemplated, by this Agreement or the failure to take any action prohibited by this Agreement; (vii) the failure of the financial or operating performance of the Business to meet internal projections or budgets for any period (but not, in each case, the underlying cause of such failure); (viii) any action taken or omitted to be taken by or at the written request or with the written consent of Buyer; or (ix) the announcement, execution or performance of this Agreement (provided, that this clause (ix) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement or with respect to the condition to Closing contained in Section 7.2(a), to the extent it relates to such representations and warranties); provided, further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Business compared to other participants in the industries in which the Business operates.
“Material Contracts” has the meaning set forth in Section 4.6(a).

“Material Suppliers” has the meaning set forth in Section 4.12(b).
“OECD” has the meaning set forth in Section 4.15(c).
“Open Source License” means any Software license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL), the BSD License, the Mozilla Public License and the Apache License, and any other licenses substantially similar thereto; and any other Software license that requires, as a condition of use, modification, and/or distribution of such Software, that other Software incorporated into or distributed with such Software be (i) disclosed or distributed in source code form, either mandatorily or upon request, (ii) licensed for the purpose of making derivative works, or (iii) distributed at no charge.
“Ordinary Course of Business” means the ordinary course of normal day to day operations of the Business, consistent with past practice.
“Overhead and Support Services” means any overhead and support services provided prior to Closing between or among the Business and any Seller or any of its Affiliates, including (although there may be other overhead services from time to time) services for or related to accounts receivable collection, accounts payable processing, cost accounting, accounting support, purchasing, shipping and supply procurement, factory management services, quality control, information technology services, treasury services, real estate services, purchasing and supply management services, software services, contract management services, financial accounting services, information technology infrastructure and security, enterprise resource planning, computer leasing and servicing, banking arrangements and services, procurement and sourcing support, quality assurance, insurance services, legal services, tax services, business practices, manufacturing operations advisory services, financial accounting services, payroll, and employee benefits.
“Party” or “Parties” has the meaning set forth in the preamble.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained from Governmental Authorities and required for the operation of the Business as presently conducted.
“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course of Business that are not yet due and payable; and (c) easements, rights of way, zoning ordinances, other liens of record or imperfections of title and other similar encumbrances that do not and would not detract from the value of, or impair the use of, the Purchased Assets in the operation of the Business; provided that with respect to clauses (a) and (b) immediately above, to the extent required under GAAP, each such Encumbrance has been accrued or provided for as a Liability in the calculation of the Closing Date Net Working Capital.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Personnel” means all former and current employees, agents, consultants and independent contractors of the Business.
“Post-Closing Adjustment Statement” has the meaning set forth in Section 2.6(a).

“Pre-Closing Tax Period” means any Tax period beginning before the Closing Date and ending on a date prior to the Closing Date.
“Prohibited Payment” has the meaning set forth in Section 4.15(c).
“Purchase Price” has the meaning set forth in Section 2.5(a).
“Purchased Assets” has the meaning set forth in Section 2.1.
“Quasi-Fundamental Representations” means Section 4.16, Section 4.17, Section 4.19 and Section 4.20.
“Real Estate Assignment Agreement” has the meaning set forth in Section 3.2(a)(viii).
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater or land surface or subsurface strata).
“Representative” means, with respect to any Person, any and all directors, officers, employees, agents or other duly authorized representatives of such Person.
“Resolution Period” has the meaning set forth in Section 2.6(b)(i).
“Response Action” means any environmental investigation, assessment, monitoring, cleanup, containment, restoration, removal, remediation or other corrective or response action.
“Restricted Period” has the meaning set forth in Section 6.5(a).
“Retained Names” has the meaning set forth in Section 2.2(m).
“Review Period” has the meaning set forth in Section 2.6(b)(i).
“Seller FSA Account” has the meaning set forth in Section 6.3(g).
“Sellers’ FSA” has the meaning set forth in Section 6.3(g).
“Seller Qualified Plan” has the meaning set forth in Section 6.3(g).
“Seller Representative” has the meaning set forth in Section 6.11(f).
“Seller Safety Notices” has the meaning set forth in Section 4.20(d).
“Seller Supply Agreement” has the meaning set forth in Section 3.2(a)(vi).
“Seller Welfare Plans” has the meaning set forth in Section 6.3(c).
“Sellers” has the meaning set forth in the preamble.
“Seller Tax Claim” has the meaning set forth in Section 6.11(g).
“Shared Intellectual Property” means any Intellectual Property of Sellers used in the Business other than the Intellectual Property Assets, as set forth on Schedule 1.1(d) of the Disclosure Letter.

“Software” means (a) all software, firmware, middleware and computer programs, including applications, interfaces, tools, operating systems and object code and source code, (b) all electronic data, databases and data collections, and (c) all documentation including user manuals and training materials, relating to any of the foregoing.
“Statement of Objections” has the meaning set forth in Section 2.6(b)(i).
“STERIS” means STERIS plc, a company incorporated under the laws of Ireland.
“Straddle Period” has meaning set forth in Section 6.11(b).
“Tangible Personal Property” has the meaning set forth in Section 2.1(f).
“Target Net Working Capital” means $42,000,000.
“Taxes” means all federal, state, local, provincial, territorial, non-U.S. or other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, employer health, Canadian federal or provincial pension plan contributions, social security (or similar), disability, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs duties, registration, capital stock, value added, alternative or add-on minimum, estimated or other taxes, fees, assessments or charges of any kind whatsoever, whether computed on a separate, consolidated, unitary or combined basis or in any other manner, including any obligation to indemnify or otherwise assume or succeed to the Tax Liability of another Person, imposed by any Governmental Authority, together with any interest, additions or penalties with respect thereto whether disputed or not, and any interest in respect of such additions or penalties.
“Taxing Authority” means any Governmental Authority responsible for assessment, collection, administration or imposition of any Tax.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third-Party Claim” has the meaning set forth in Section 8.3(c)(i).
“Transaction Documents” means the Transition Services Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement, the Escrow Agreement, the Seller Supply Agreement, the Real Estate Assignment Agreement, the Concentrates Manufacturing Agreement, the Filtration Manufacturing Agreement and the Buyer Supply Agreement and the other agreements, instruments and documents required to be delivered at the Closing.
“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, recording, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Transaction Documents (including any real property transfer Tax and any other similar Tax).
“Transferred Employees” has the meaning set forth in Section 6.3(a).
“Transition Services Agreement” has the meaning set forth in Section 3.2(a)(i).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.
“Undisputed Items” has the meaning set forth in Section 2.6(b)(ii).
“Work Product” means, with respect to a Person, all tangible and intangible original work product relating to the Business and developed within the scope of their service or employment by Sellers or any of their Affiliates.
ARTICLE II
PURCHASE AND SALE OF ASSETS
2.1.    Purchase and Sale of Assets. At the Closing, Sellers shall sell, assign, transfer, convey and deliver to Buyer, or cause to be assigned, transferred, conveyed and delivered to Buyer, and Buyer shall purchase from Sellers, free and clear of all Encumbrances, all of Sellers’ right, title and interest in, to and under the assets, properties and rights of Sellers, to the extent that such assets, properties and rights exist as of the Closing Date and are primarily related to or primarily used in the Business (collectively, the “Purchased Assets”), including (other than, for the avoidance of doubt, if included in the Excluded Assets) the following assets, properties and rights in each case to the extent primarily related to or primarily used in the Business:
(a)    all accounts and notes receivable reflected in the Final Closing Date Net Working Capital (“Accounts Receivable”);
(b)    all Customer Accounts, Customer lists and relationships with Active Prospective Customers, together with any associated goodwill, proprietary information, books and records, claim files and usual and customary records;
(c)    all inventory, finished goods, raw materials, work in progress, packaging, supplies, and parts and other inventories, in each case to the extent located at the Owned Real Property or the Leased Real Property (“Inventory”);
(d)    all Contracts, including the Contracts set forth on Schedule 2.1(d) to the Disclosure Letter, Government Contracts and bids to obtain Government Contracts and the Intellectual Property Licenses set forth on Schedule 4.9(a) to the Disclosure Letter (collectively, the “Assigned Contracts”);
(e)    all Business Intellectual Property, including the Intellectual Property Registrations set forth on Schedule 4.9(a) to the Disclosure Letter (together with the Intellectual Property Licenses, the “Intellectual Property Assets”);
(f)    all furniture, fixtures, equipment, hardware, computers, machinery, tools and tooling, supplies and other tangible personal property, including those items set forth on Schedule 2.1(f) to the Disclosure Letter (the “Tangible Personal Property”);
(g)    the names “Mar Cor” and “Mar Cor Purification” and any adaptations, derivations and combinations thereof and any trademarks or tradenames that use or incorporate any of such names;
(h)    all prepaid expenses, credits, advance payments, security deposits, charges, sums and fees reflected in the Closing Date Net Working Capital;

(i)    all interests in the Owned Real Property or the Leased Real Property and in any structures, improvements, buildings and facilities located on such Owned Real Property or Leased Real Property;
(j)    all of Sellers’ rights under warranties, indemnities and all similar rights against third parties to the extent transferable or assignable;
(k)    all Restricted Cash;
(l)    all Permits, to the extent transferrable;
(m)    all restrictive covenants prohibiting competition, solicitation of employees, vendors, suppliers, customers, agents and independent contractors, and the use and disclosure of confidential information and similar covenants which run in favor of any Seller;
(n)    originals or, where not available, copies, of all books and records, including financial and accounting records, machinery and equipment maintenance files, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records, strategic plans, internal financial statements and marketing and promotional surveys, material and research in each case, the portion of which is exclusively related to the Business (“Books and Records”);
(o)    subject to Section 6.3, the incentive agreements set forth on Schedule 2.1(o) to the Disclosure Letter (the “Assumed Plans”); and
(p)    all goodwill associated with any of the assets described in the foregoing clauses.
2.2.    Excluded Assets. Notwithstanding Section 2.1, Buyer shall not purchase or acquire, and Sellers shall retain, the following assets and properties of Sellers (the “Excluded Assets”):
(a)    all cash, cash equivalents, bank deposits, similar cash items and securities and bank accounts of Sellers, except for Restricted Cash;
(b)    any and all Contracts (other than the Assigned Contracts and the Assumed Plans), including any employment, consulting, bonus, incentive compensation, or other similar compensation-related Contracts with any Employee or other service provider, Contracts primarily related to the Overhead and Support Services;
(c)    any Overhead and Support Services;
(d)    any Tax refunds, Tax deposits, Tax assets and Tax files and records of Sellers;
(e)    the corporate seals, organizational documents, minute books, stock books, Tax Returns, and other records having to do with the corporate organization of Sellers;
(f)    all personnel and employee benefit-related files and records relating to the Employees;

(g)    all insurance policies of Sellers and all rights to applicable claims and proceeds thereunder;
(h)    all rights of Sellers and their Affiliates in connection with, and all assets of, the Benefit Plans (other than the Assumed Plans);
(i)    all taxpayer and other identification numbers of Sellers;
(j)    all rights which accrue or will accrue to Sellers under this Agreement or the Transaction Documents;
(k)    the equity interest in any Seller or any Affiliates of the Sellers;
(l)    the Shared Intellectual Property;
(m)    except as expressly set forth herein, the names “STERIS”, “Cantel”, “MinnCare”, “Minntech” and “Medivators” and any adaptations, derivations and combinations thereof and any trademarks or tradenames that use or incorporate any such name (collectively, the “Retained Names”); and
(n)    any assets or properties set forth on Schedule 2.2(n).
2.3.    Assumed Liabilities. Subject to the terms and conditions set forth herein, at the Closing, Sellers shall assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered to Buyer, and Buyer shall assume, accept and shall pay, perform and discharge as and when due, only those Liabilities (a) arising out of the conduct or operation of the Business or the ownership or use of the Purchased Assets from and after the Closing Date, (b) included as part of current liabilities in the calculation of Final Closing Date Net Working Capital, but only the payment thereof and up to the amount set forth on the Closing Date Net Working Capital, (c) arising out of the Assigned Contracts to the extent executory in nature and not resulting from any breach, default or violation that occurred prior to the Closing, (d) arising out of the Assumed Plans, (e) expressly allocated to Buyer or its Affiliates in Section 6.3, or (f) arising out of the Release of any Hazardous Materials at any Leased Real Property after Closing (collectively, the “Assumed Liabilities”); provided, however, that with respect to clause (a) and (f) above, Buyer shall not assume (and Sellers shall retain as an Excluded Liability) any Liability of the Business that arises on or after the Closing to the extent it arises out of or relates to any event that occurred prior to Closing, including any breach, default or violation of any Contract or Law by Sellers or any of their Affiliates.
2.4.    Excluded Liabilities. Notwithstanding anything to the contrary contained herein, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Sellers of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”) and Sellers shall pay, perform and discharge as and when due, any and all Excluded Liabilities to the extent related to the Business. Without limiting the generality of the foregoing, the Excluded Liabilities shall include the following:
(a)    any Liabilities relating to or arising out of the Excluded Assets;
(b)    any Liabilities for (i) Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities, in each case, for any taxable period (or portion thereof) ending on or prior to the day before the Closing Date; (ii) Taxes of Sellers (except Buyer’s portion of any Transfer Taxes and any Taxes that arise as a result of Buyer’s breach of covenants in Section 6.11(d)); (iii) Taxes of any Person imposed on the Business or the Purchased Assets as a transferee, successor by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, (iv) Taxes that have been deferred from a Pre-Closing Tax Period (or the pre-Closing portion of a Straddle Period) under the CARES Act or similar state, local or Canadian Law;
(c)    any Liabilities of Sellers arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;
(d)    any Liabilities of Sellers arising from or relating to the employment, engagement or termination of employment or engagement of any present or former employees, officers, directors, retirees, independent contractors or consultants of the Business, including the Liabilities expressly allocated to Sellers or their Affiliates in Section 6.3(b);
(e)    any Liabilities in respect of any pending or threatened Action, whether occurring before or after the Closing, to the extent arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets prior to the Closing;
(f)    any product Liability or similar claim for injury to a Person or property which arises out of or is based upon any express or implied representation, warranty, agreement or guaranty made by the Business prior to the Closing, or by reason of any actual or alleged improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any products manufactured or sold or any service performed by the Business prior to the Closing;
(g)    any recall, design defect, breach of warranty or similar claims relating to any products manufactured or sold or any service performed by Business to the extent arising out of or relating to facts, circumstances or conditions existing prior to the Closing;
(h)    any Liabilities of Sellers under Environmental Laws (including any Environmental Claims relating thereto) to the extent arising out of or relating to any Release of any Hazardous Materials at or from any real property owned, leased or operated by Sellers in connection with the Business prior to Closing, regardless of when discovered, or the transportation or disposal of Hazardous Materials prior to the Closing in connection with the Business;
(i)    any Liabilities in respect of debt, loans or credit facilities of the Business, to the extent entered into prior to the Closing, and/or Sellers;
(j)    any Liabilities arising out of, in respect of or in connection with the failure by Sellers to comply with any Law or Governmental Order or any breach or default by Sellers under any Contract, in each case to the extent arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets prior to the Closing;
(k)    all Liabilities arising out of any product recall occurring as a result of actions or omissions prior to Closing;
(l)    the Liabilities set forth on Schedule 2.4(l) of the Disclosure Letter, subject to the terms thereof; and
(m)    any other Liability arising out of the conduct or operation of the Business or the ownership or use of the Purchased Assets prior to the Closing.

2.5.    Purchase Price.
(a)    The aggregate purchase price for the Purchased Assets shall be an amount equal to $196,300,000 minus the amount, if any, by which Estimated Closing Date Net Working Capital is less than the Target Net Working Capital plus the amount, if any, by which Estimated Closing Date Net Working Capital is greater than the Target Net Working Capital (the “Closing Purchase Price”). The Closing Purchase Price shall be payable in the manner set forth in Section 2.5(c) and shall be subject to adjustment pursuant to Section 2.6 (as adjusted, the “Purchase Price”).
(b)    At least three (3) Business Days prior to the Closing Date, Sellers shall deliver to Buyer (i) Sellers’ good faith estimate of the Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”) calculated in the same manner as the representative example set forth on ANNEX I hereto, including only such current assets and current liabilities to the extent that such assets and liabilities are of the type and kind included in a line item included in the calculation marked as “Consolidated NWC, as potentially adj.” in the tab labeled “NWC, adjusting” in ANNEX I, but subject to the Final Working Capital Exceptions, and such reasonable documentation (including supporting calculations and schedules) used by Sellers in connection with the preparation of the Estimated Closing Date Net Working Capital and (ii) a calculation of the Closing Purchase Price. The Parties shall negotiate in good faith to resolve any dispute related to such calculation of the Estimated Closing Date Net Working Capital following Sellers’ delivery thereof and, to the extent applicable, the Closing Purchase Price shall be adjusted to reflect any changes mutually agreed to by the Parties; provided, however, that if the Parties are unable to reach agreement with respect to any such dispute prior to Closing, the Parties shall nevertheless proceed to the Closing, subject to the terms and conditions set forth herein, and, in any case, the Closing Purchase Price shall be payable at the Closing based upon the Estimated Closing Date Net Working Capital as delivered by Sellers (or as adjusted with respect to any items resolved in accordance with this sentence).
(c)    At Closing, Buyer shall pay Sellers by wire transfer of immediately available funds to an account designated in writing by Sellers at least three (3) Business Days prior to the Closing Date, an amount in cash equal to the Closing Purchase Price minus the Escrow Amount, and, in satisfaction of Sellers’ obligation pursuant to Section 10.1 with respect to the filing made under the HSR Act on November 30, 2021, minus the LOI Filing Fee.
2.6.    Purchase Price Adjustment.
(a)    Post-Closing Adjustment Statement. As promptly as practicable, but in no event later than one hundred twenty (120) days after the Closing Date, Buyer shall prepare and deliver to Sellers a statement setting forth (i) Buyer’s good faith calculation of the Closing Date Net Working Capital and (ii) such reasonable documentation (including supporting calculations and schedules) used by Buyer in connection with the preparation thereof (the “Post-Closing Adjustment Statement”). The Purchase Price will be increased or decreased based on the adjustment procedures set forth in Section 2.6(b) and Section 2.6(c).
(b)    Dispute Resolution Procedures.
(i)    Objection. Sellers may, within thirty (30) days after receipt of the Post-Closing Adjustment Statement (the “Review Period”), object to the Post-Closing Adjustment Statement by delivering to Buyer a written statement setting forth Sellers’ objections in reasonable detail, indicating each disputed item or amount and the basis for Sellers’ disagreement therewith (the “Statement of Objections”); provided that Sellers shall be deemed to have agreed with and accepted the calculation of all undisputed items and amounts as set forth on the Post-Closing Adjustment Statement. If Sellers fail to deliver the Statement of Objections before the expiration of the Review Period, the Post-Closing Adjustment Statement and the calculation of the Closing Date Net Working Capital reflected therein shall be deemed to have been accepted by Sellers. If Sellers deliver the Statement of Objections before the expiration of the Review Period, Buyer and Sellers shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”) and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment Statement and the calculation of the Closing Date Net Working Capital reflected therein with such changes as may have been previously agreed in writing by Buyer and Sellers, shall be final, conclusive and binding upon the Parties.
(ii)    Resolution of Disputes. If Sellers and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, Buyer and Sellers may submit any items or amounts remaining in dispute (“Disputed Items” and any items and/or amounts not so disputed, the “Undisputed Items”) for resolution to the office of an independent accounting firm of recognized national standing and reasonably and mutually acceptable to Sellers and Buyer (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Items only and make any adjustments to the Post-Closing Adjustment Statement. The Independent Accountants shall only decide the specific items under dispute by the Parties and their decision for each Disputed Item must be within the range of values or magnitudes assigned to each such item in the Post-Closing Adjustment Statement and the Statement of Objections, respectively; provided, however, that the Independent Accountants shall have full access to the relevant books and records of the Business and the work papers prepared by the Parties, in calculating and preparing the Post-Closing Adjustment Statement and the Statement of Objections. The Parties acknowledge and agree that the purpose of determining the Final Closing Date Net Working Capital and the corresponding adjustment to the Closing Purchase Price contemplated by this Section 2.6 is to measure differences between the Target Net Working Capital and the Final Closing Date Net Working Capital, if any, and the adjustment procedures set forth in this Section 2.6 are not intended to permit the introduction of different judgments, accounting methods, policies, practices, procedures, classifications, valuation practices or estimation methodologies for the purpose of determining the Final Closing Date Net Working Capital. The Post-Closing Adjustment Statement will exclude the impact of any decisions made by Buyer following the Closing and not reflect changes in assets or Liabilities as a result of purchase accounting adjustments. This Section 2.6 is not intended as a remedy for any misrepresentation in any representation or any breach of warranty made by Sellers in Section 4.4, for which Buyer’s rights under Section 8.2(a)(i) shall be the sole and exclusive remedy. The fees, expenses and costs of the Independent Accountants shall be borne by Sellers, on the one hand, and Buyer, on the other hand, in inverse proportion to their relative success in the dispute as determined by the Independent Accountants. For example, should the aggregate items in dispute total $1,000 and the Independent Accountants award $600 in favor of Sellers’ position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by Sellers.
(iii)    Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the Parties shall agree in writing) after their engagement and submission to them of the materials set forth in clause (ii) above, and their resolution of the Disputed Items and their adjustments to the Post-Closing Adjustment Statement shall be deemed to be an arbitration award and be final, conclusive and binding upon the Parties.
(iv)    Final Closing Date Working Capital. The amount of the Closing Date Net Working Capital as set forth in the Post-Closing Adjustment Statement as finally determined in accordance with this Section 2.6(b) is referred to herein as the “Final Closing Date Net Working Capital.”

(c)    Payments of Post-Closing Adjustment. Upon determination of the Final Closing Date Net Working Capital:
(i)    if the Final Closing Date Net Working Capital is greater than the Estimated Closing Date Net Working Capital, Buyer and Sellers shall, as promptly as practicable, but in no event later than five (5) Business Days following the determination of the Final Closing Date Net Working Capital, provide a joint written instruction to the Escrow Agent to release the entire Adjustment Escrow Amount to Sellers, as provided in the Escrow Agreement, and Buyer shall pay to Sellers an amount equal to such difference, by wire transfer of immediately available funds to the account(s) designated in writing by Sellers;
(ii)    if the Estimated Closing Date Net Working Capital is greater than the Final Closing Date Net Working Capital, then Buyer and Sellers shall, as promptly as practicable, but in no event later than five (5) Business Days following the determination of the Final Closing Date Net Working Capital, provide a joint written instruction to the Escrow Agent to release an amount equal to such difference to Buyer or its designee from the Adjustment Escrow Account as provided in the Escrow Agreement, and
(A)    if the Estimated Closing Date Net Working Capital is greater than the Final Closing Date Net Working Capital but such difference is less than the Adjustment Escrow Amount, then the portion of the Adjustment Escrow Amount remaining following such payment to Buyer or its designee shall be released to Sellers as provided in the Escrow Agreement;
(B)    if the Estimated Closing Date Net Working Capital is greater than the Final Closing Date Net Working Capital and such difference is greater than the Adjustment Escrow Amount, then Buyer and Sellers shall, concurrently with the delivery of the joint written instruction to the Escrow Agent provided for in Section 2.6(c)(ii) above, provide a joint written instruction to the Escrow Agent to release the amount of such excess to Buyer from the Indemnity Escrow Account, as provided in the Escrow Agreement, and Seller shall have the obligation to, within five (5) Business Days, deposit, or cause to be deposited, into the Indemnity Escrow Account, by wire transfer of immediately available funds, an amount equal to the amount so released to Buyer from the Indemnity Escrow Account; or
(C)    if the Estimated Closing Date Net Working Capital is greater than the Final Closing Date Net Working Capital and such difference is greater than the aggregate sum of the Adjustment Escrow Amount and the Indemnity Escrow Amount, in addition to the process and obligations set forth in Section 2.6(c)(ii)(B) above, Sellers shall have the obligation to pay the amount of such excess to Buyer or its designee by wire transfer of immediately available funds to the account(s) designated in writing by Buyer; and

(iii)    if the Final Closing Date Net Working Capital is equal to the Estimated Closing Date Net Working Capital, Buyer and Sellers shall, as promptly as practicable, but in no event later than five (5) Business Days following the determination of the Final Closing Date Net Working Capital, provide a joint written instruction to the Escrow Agent to release the entire Adjustment Escrow Amount to Sellers, as provided in the Escrow Agreement.
(d)    Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.6 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.
2.7.    Allocation of Purchase Price.

(a)    At least five (5) Business Days prior to Closing, Buyer shall deliver to Sellers a country-by-country allocation of the Purchase Price (the “Country-By-Country Allocation”). If Sellers notify Buyer in writing prior to Closing that Sellers object to one or more items reflected in the Country-By-Country Allocation, the Parties shall work in good faith to resolve any such objections and make changes to the Country-By-Country Allocation. The Country-By-Country Allocation, as finalized pursuant to this Section 2.7(a), shall be binding on Sellers and Buyer. Buyer and Sellers each shall prepare and file all tax returns and statements, forms and schedules in a manner consistent with the terms of this Agreement and the Country-By-Country Allocation, including IRS Form 8594. Buyer and Sellers will take no position with any Tax authorities inconsistent with such allocation. Any adjustments to the Purchase Price pursuant to Section 2.6 herein shall be allocated in a manner consistent with the Country-By-Country Allocation.
(b)    Sellers and Buyer agree that the Purchase Price (plus the amount of the Assumed Liabilities) shall be allocated among the Purchased Assets for all Tax purposes in accordance with the principles set forth on Schedule 2.7 to the Disclosure Letter and consistent with the Country-By-Country Allocation. Within twenty (20) days of determination of the Final Closing Date New Working Capital, Buyer shall deliver to Sellers a schedule allocating the Purchase Price (plus the amount of the Assumed Liabilities) among the Purchased Assets (the “Allocation Schedule”). The Allocation Schedule shall be deemed to be final, conclusive and binding on Buyer and Sellers unless Sellers notify Buyer in writing that Sellers object to one or more items reflected in the Allocation Schedule within thirty (30) days after delivery of the Allocation Schedule to Sellers. In the event of any such objection, Buyer and Sellers shall negotiate in good faith to resolve such dispute; provided, however, that if Buyer and Sellers are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days after notification of any objection(s) to the Allocation Schedule, Sellers and Buyer shall engage the Independent Accountants to resolve the objection. The fees, expenses and costs of such Independent Accountants shall be borne equally by Buyer and Sellers. The decision of the Independent Accountants shall be final, conclusive and binding on Buyer and Sellers for purposes of the Allocation Schedule. Buyer and Sellers each shall prepare and file all tax returns and statements, forms and schedules in a manner consistent with the terms of this Agreement and the Allocation Schedule, including IRS Form 8594. Buyer and Sellers will take no position with any Tax authorities inconsistent with such allocation. Any adjustments to the Purchase Price pursuant to Section 2.6 herein shall be allocated in a manner consistent with the Allocation Schedule.
2.8.    Inability to Assign Contracts.
(a)    To the extent that any rights under any Contract or Permit constituting a Purchased Asset, or any other Purchased Asset, may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Sellers, at their expense, shall use commercially reasonable efforts to obtain any such required consent(s) as promptly as possible prior to the Closing. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Sellers, to the maximum extent permitted by Law and the Purchased Asset, at Buyer’s cost, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer. Notwithstanding any provision in this Section 2.8 to the contrary, Buyer shall not be deemed to have waived its rights under Section 3.2(a)(xiii) unless and until Buyer either provides written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing. Nothing in this Section 2.8, shall require any Party nor any of its

Affiliates to make any payments or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such approval, consent or waiver regarding the assignment of a Contract or Permit.
(b)    Without limiting the obligations of the Parties under Section 2.8(a), promptly following the execution of this Agreement, the Parties shall prepare, in accordance with FAR Subpart 42.12, any applicable agency regulations or policies and, as may be directed by cognizant agency officials, a written request and documentation meeting the requirements of FAR 42.12.04, as reasonably interpreted by the Responsible Contracting Officer (as such term is defined in FAR Subpart 42.1202) or her/his designees, which once prepared shall be submitted by the applicable Seller to the Responsible Contracting Officer of each applicable Government Contract for the applicable Governmental Authority, to (i) recognize Buyer as such Seller’s successor-in-interest to such Government Contract and (ii) to enter into a novation agreement (a “Novation Agreement”) in the form and substance as set forth in FAR Subpart 42.1204(i) pursuant to which, subject to the requirements of FAR Subpart 42.12, all of the applicable Seller’s right, title and interest in, to and under, and all of Seller’s obligations and liabilities under, each Government Contract shall be validly assigned, transferred, conveyed and delivered to Buyer or any of its designated Affiliates. Buyer or any of its designated Affiliates and each applicable Seller or any of its designated Affiliates shall each use commercially reasonable efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements, including, promptly and in coordination with the other Parties, responding appropriately to any requests from any contracting officer or Governmental Authority relating to such Novation Agreements.
(c)    Until the novation of each of the Government Contracts or final close-out and payment of such Government Contract, whichever first occurs:
(i)    To the maximum extent permitted by Law or any Government Contract (including by way of a subcontracting arrangement), Buyer or its designated Affiliate will perform Sellers’ obligations under each of the Government Contracts on behalf of the applicable Seller or its applicable Affiliate; and
(ii)    Sellers will be responsible for preparing and certifying all pre-Closing cost claims, including all of Sellers’ or the applicable direct, indirect, and general and administrative cost claims, for each Government Contract through the Closing Date.
(d)    Notwithstanding anything to the contrary contained herein, each Party shall be responsible for its own costs and expenses incurred in connection with the novation of each of the Government Contracts following the Closing.
2.9.    Earnout Escrow.
(a)    On each of dates that are (i) 90 days after the Closing Date, (ii) 180 days after the Closing Date, (iii) 270 days after the Closing Date, and (iv) 365 days after the Closing Date (such date, the “Earnout End Date”), Buyer will prepare and promptly deliver to Cantel a certificate, signed by a duly authorized officer of Buyer certifying as to the number of Earnout Units purchased by the Earnout Customer as of the applicable date, any Earnout Milestone achieved as of such applicable date, any Earnout Payment due and payable a result thereof and together with appropriate supporting documentation (an “Earnout Statement”). Notwithstanding the existence of any dispute regarding any matter set forth in an Earnout Statement, following delivery of each Earnout Statement, Buyer and Cantel shall promptly deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse by wire transfer of immediately available funds to an account designated by Cantel, from the Earnout Escrow Account, all undisputed portions of any Earnout Payment. Buyer and Cantel shall deliver, promptly after the final resolution of any such dispute, a joint written instruction to the Escrow Agent to disburse by wire transfer of immediately available funds to an account designated by Cantel any disputed amounts determined to be owed to Sellers pursuant to an Earnout Statement. To the extent that any dispute with respect to an Earnout Statement is not resolved by the Parties within thirty (30) days after Cantel notifies Buyer thereof, Section 2.6(b)(ii) shall apply mutatis mutandis to this Section 2.9(a) and any dispute regarding any matter set forth in an Earnout Statement.
(b)    Prior to the Earnout End Date, Buyer and its Affiliates, will conduct the operation of the Business in good faith and in a commercially reasonable manner as not to purposefully distort, reduce or diminish the likelihood of achieving each successive Earnout Milestone or selling any Earnout Units. For clarity, Buyer and its Affiliates shall not take any actions that would have the primary purpose of avoiding or reducing an Earnout Payment, but shall be entitled to run the Business (and its and their other businesses) and conduct the operations thereof in its and their sole discretion.
(c)    For purposes of complying with the terms set forth in this Section 2.9, Buyer shall cooperate with and make available to Cantel and its Affiliates such information, and shall permit access to such personnel, as may be relevant and reasonably required in connection with Cantel’s review of the Earnout Statement and the resolution of any disputes with respect to an Earnout Statement and, notwithstanding anything in this Agreement to the contrary (including Section 6.5), subject to Buyer’s oversight, Sellers may communicate directly or indirectly with the Earnout Customer for the purposes of validating any Earnout Statement and determining compliance with this Section 2.9.
(d)    On the date that is 366 days after the Closing Date, Buyer and Cantel shall jointly instruct the Escrow Agent to disburse by wire transfer of immediately available funds to an account designated by Buyer the remainder of the Earnout Escrow Amount then held by the Escrow Agent in the Earnout Escrow Account less any Earnout Payments that have not yet been paid to Cantel pursuant to this Agreement or any amount that is the subject of a then-pending or unresolved dispute with respect to any Earnout Milestone.
(e)    Any payments made pursuant to this Section 2.9 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.
ARTICLE III
CLOSING
3.1.    Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by the exchange of documents and signatures on the Business Day after all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Sellers and Buyer may mutually agree upon in writing. The date on which the Closing actually occurs is herein referred to as the “Closing Date.” The Closing shall be effective as of 12:01 a.m. Eastern Time on the Closing Date. Documents may be delivered at the Closing by facsimile or other electronic means.

3.2.    Closing Deliverables.
(a)    At the Closing, Sellers shall deliver to Buyer the following:
(i)    an Escrow Agreement in substantially the form of Exhibit A (the “Escrow Agreement”), duly executed by Cantel and the Escrow Agent;
(ii)    a transition services agreement in substantially the form of Exhibit B (the “Transition Services Agreement”), duly executed by each applicable Cantel Affiliate;
(iii)    a bill of sale in substantially the form of Exhibit C (the “Bill of Sale”), duly executed by each applicable Cantel Affiliate, transferring the Tangible Personal Property to Buyer;
(iv)    an assignment and assumption agreement in substantially the form of Exhibit D (the “Assignment and Assumption Agreement”), duly executed by each applicable Cantel Affiliate, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;
(v)    an intellectual property assignment agreement in substantially the form of Exhibit E (the “Intellectual Property Assignment Agreement”), duly executed by each applicable Cantel Affiliate;
(vi)    a supply agreement for the sale of certain sterilization and other products by the applicable Seller to EWT in substantially the form of Exhibit F (the “Seller Supply Agreement”), duly executed by such applicable Seller;
(vii)    a supply agreement for the sale of certain filters and other products by EWT to the applicable Seller in substantially the form of Exhibit G (the “Buyer Supply Agreement”), duly executed by such applicable Seller;
(viii)    assignments of the Leased Real Property in substantially the form of Exhibit H (the “Real Estate Assignment Agreements”), each duly executed by each applicable Cantel Affiliate;
(ix)    a certificate, dated the Closing Date and signed by a duly authorized officer of each Seller, that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;
(x)    the third party consents set forth on Schedule 3.2(a)(x) of the Disclosure Letter;
(xi)    a duly executed certificate pursuant to Treasury Regulations Section 1.1445-2(b) evidencing that each applicable Seller is not a foreign person within the meaning of Section 1445 and Section 1446 of the Code, or, in case of a Seller who is a foreign person, a properly executed applicable Form W-8;
(xii)    evidence in form and substance reasonably acceptable to Buyer that all Encumbrances affecting any Purchased Asset have been released;
(xiii)    a contract manufacturing agreement for the manufacture of certain filtration products by the applicable Seller, or its Affiliates, for Buyer in substantially the form of Exhibit I (the “Filtration Manufacturing Agreement”), duly executed by the applicable Seller, or its Affiliates;

(xiv)    a contract manufacturing agreement for the manufacture of certain concentrates products by the applicable Seller, or its Affiliates, for Buyer in substantially the form of Exhibit J (the “Concentrates Manufacturing Agreement”), duly executed by the applicable Seller, or its Affiliates;
(xv)    a license agreement for the license of Shared Intellectual Property and certain Intellectual Property Assets in substantially the form of Exhibit K (the “Shared IP License Agreement”), duly executed by the applicable Seller, or its Affiliates;
(xvi)    a limited warranty deed or grant deed (or state equivalent) as may be required by Buyer’s title company (the “Title Company”) conveying to Buyer good, marketable and insurable title to all of the Owned Real Property, free and clear of any Encumbrances (other than Permitted Encumbrances); and
(xvii)    an owner’s affidavit with respect to the Owned Real Property, as requested by Buyer’s title insurer (if any), to the extent necessary to delete the so-called “standard exceptions” from any title insurance policy issued to Buyer and such other standard documents reasonably required by the Title Company to issue an ALTA Owner's Title Insurance Policy, at Buyer’s cost and expense, to Buyer for each Owned Real Property free and clear of any Encumbrances, other than Permitted Encumbrances (provided that, for the avoidance of doubt, issuance of such title insurance policy to Buyer is not a deliverable under this Agreement).
(b)    At the Closing, Buyer shall deliver to Sellers or the Escrow Agent, as applicable, the following:
(i)    the Closing Purchase Price minus the Escrow Amount and minus the LOI Filing Fee;
(ii)    to the Escrow Agent, the Escrow Amount;
(iii)    the Escrow Agreement, duly executed by Buyer and the Escrow Agent;
(iv)    the Transition Services Agreement, duly executed by Buyer;
(v)    the Assignment and Assumption Agreement, duly executed by Buyer;
(vi)    the Intellectual Property Assignment Agreement, duly executed by Buyer;
(vii)    the Seller Supply Agreement, duly executed by EWT;
(viii)    the Buyer Supply Agreement, duly executed by EWT;
(ix)    the Real Estate Assignment Agreements, duly executed by Buyer;
(x)    the Concentrates Manufacturing Agreement, duly executed by Buyer;
(xi)    the Filtration Manufacturing Agreement, duly executed by Buyer;
(xii)    the Shared IP License Agreement, duly executed by Buyer; and

(xiii)    a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Disclosure Letter, Sellers, on a joint and several basis, represent and warrant to Buyer as of the date hereof as follows:
4.1.    Organization and Qualification of Seller. Cantel is a limited lability company duly organized, validly existing and in good standing under the Laws of Delaware. Cantel (Canada) Inc. is a corporation duly organized, validly existing and in good standing under the federal Laws of Canada. Medivators Inc. is a corporation duly organized, validly existing and in good standing under the Laws of Minnesota. Mar Cor Purification, Inc. is a corporation duly organized, validly existing and in good standing under the Laws of Pennsylvania. Each Seller has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it that are necessary to carry on the Business as currently conducted. Each Seller is qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such qualification or good standing necessary, except, in each case, to the extent failure to be so qualified or in good standing would not reasonably be expected to result in a Material Adverse Effect.
4.2.    Authority of Sellers. Each Seller has the requisite power and authority to enter into this Agreement and the Transaction Documents to which such Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Seller of this Agreement and any Transaction Document to which such Seller is a party, the performance by such Seller of its obligations hereunder and thereunder and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly executed and delivered by Sellers, and (assuming due authorization, execution and delivery by Buyer and Evoqua) this Agreement constitutes a legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions. When each Transaction Document to which a Seller will be a party duly executed and delivered by such Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal, valid and binding obligation of such Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.
4.3.    No Conflicts; Consents. The execution, delivery and performance by each Seller of this Agreement and the Transaction Documents to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the organizational or governing documents of such Seller; (b) result in a violation or breach of any provision of any Law, Permit or Governmental Order applicable to the Business or the Purchased Assets other than any consents, authorizations, orders and approvals from any Governmental Authority as contemplated by Section 6.6; or (c) except as set forth on Schedule 4.3 to the Disclosure Letter, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of or constitute a default under, any Assigned Contract.

4.4.    Financial Statements.
(a)    Attached to Schedule 4.4 to the Disclosure Letter are true and correct copies of (i) the unaudited management prepared balance sheet of the Business as of the fiscal year ending July 31, 2021 and the unaudited management prepared statements of income for the fiscal years ending July 31, 2021, July 31, 2020 and July 31, 2019 (the “Year-End Statements”); and (ii) the unaudited management prepared balance sheet of the Business as of October 31, 2021 (the “Interim Balance Sheet”, and the date thereof is sometimes referred to as the “Interim Balance Sheet Date”), and the related unaudited management prepared statements of income for the three (3) month period then ended (collectively with the Year-End Statements, the “Financial Statements”). The Financial Statements (i) fairly and accurately present in all material respects the financial position of the Business as of their respective dates and the results of operations for the respective periods reported therein; and (ii) have been prepared from the books and records of the Business and in accordance with GAAP (except for the absence of footnote disclosures). None of the Financial Statements contain any non-recurring items, except as expressly set forth therein.
(b)    Sellers have no Liabilities with respect to the Business that would be required under GAAP to be reflected or reserved against on a balance sheet of the Business, except: (i) those which are reflected or reserved against on Interim Balance Sheet as at the Interim Balance Sheet Date or, as of the Closing Date, in the Estimated Closing Date Net Working Capital; (ii) those which have been incurred in the Ordinary Course of Business since the Interim Balance Sheet Date and which are not, individually or in the aggregate, material in nature or amount; (iii) Liabilities under the Assigned Contracts to the extent executory in nature, related to the period after the Closing and not resulting from any breach, default or violation of Sellers that occurred prior to the Closing; and (iv) Liabilities to the Buyer arising under this Agreement or any Transaction Document.
(c)    Sellers maintain internal accounting controls with respect to the Business reasonably designed to provide reasonable assurances that transactions are executed in accordance with management’s general or specific authorizations, and are recorded as necessary to permit preparation of financial statements in conformity with the GAAP.
4.5.    Absence of Certain Changes. Except as set forth on Schedule 4.5 to the Disclosure Letter, since July 31, 2021 (the “LOI Reference Date”), Sellers have operated the Business in the Ordinary Course of Business (including the collection of receivables, the payment of payables and the making of capital expenditures) and there has not occurred any event or condition which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on either Sellers or the Business. Without limiting the generality of the foregoing, since the LOI Reference Date there has not been, with respect to the Business or the Purchased Assets, any:
(a)    incurrence of any indebtedness for borrowed money, except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business;
(b)    sale or other disposition of any of the Purchased Assets, except for in the Ordinary Course of Business;
(c)    cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Purchased Assets other than in the Ordinary Course of Business;
(d)    increase in capital expenditures other than in the Ordinary Course of Business or that are not in excess of $250,000 in the aggregate;

(e)    imposition of any Encumbrance upon the Purchased Assets that will not be released at Closing;
(f)    change in accounting methods or principles, except as required by GAAP;
(g)    any damage, destruction or loss, or business interruption, whether or not covered by insurance, materially and adversely affecting, either in any case or in the aggregate, the Business or the Purchased Assets;
(h)    increase in the compensation of, bonus payments or other benefits (including under any Benefit Plan), or the grant of bonus, severance, termination, change in control, retention or other similar payments, payable to or to become payable to any Employee, independent contractor or other individual services provider to the Business, in any case, other than in the Ordinary Course of Business;
(i)    purchase or other acquisition of any property or asset that constitutes a Purchased Asset for an amount in excess of $250,000, except for purchases in the Ordinary Course of Business; or
(j)    any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.
4.6.    Material Contracts.
(a)    Schedule 4.6(a) to the Disclosure Letter lists each of the following Contracts by which any of the Purchased Assets are bound or affected or to which Sellers are a party or by which Sellers or any of their Affiliates are bound (other than Contracts that are or are related to the Benefit Plans), in each case, to the extent primarily relating to the Business or the Purchased Assets (together with all Intellectual Property licenses set forth on Schedule 4.9(a) to the Disclosure Letter, collectively, the “Material Contracts”):
(i)    all Contracts involving aggregate consideration (whether payment or receipt) in excess of $300,000, in the aggregate on an annual basis, and all Leases;
(ii)    all Contracts that relate to the acquisition of (A) any business of, (B) any capital stock or other equity interest in, or (C) a material portion of the assets of, any other Person, or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(iii)    all Contracts or instruments related to the incurrence of any indebtedness of or granting an Encumbrance on any Purchased Asset which will not be released or paid off in connection with the Closing;
(iv)    all Contracts relating to the acquisition, transfer, sharing or license of any Intellectual Property Assets (other than the Intellectual Property Licenses, licenses to off-the-shelf software and licenses that pass with the sale of goods and services in the Ordinary Course of Business);
(v)    all Contracts with any Material Customer;
(vi)    all Government Contracts;
(vii)    any Contract that restricts or limits the ability of any Employee to engage in any business, solicit customers or employees of any Seller, or compete with any Seller or the Business during or following employment with any Seller;

(viii)    all collective bargaining Contracts or other Contracts with any labor union or association representing any current Employees;
(ix)    except for agreements relating to trade receivables, all Assigned Contracts relating to indebtedness (including guarantees);
(x)    all Contracts that limit or purport to limit the ability of the Business to compete in any line of business or with any person or in any geographic area or during any period of time, including any Contracts containing exclusivity, non-solicitation and most-favored nations clauses;
(xi)    all Contracts that require the use of any supplier or third party for all or substantially all requirements or needs of the Business;
(xii)    all Assigned Contracts under which any Seller agrees to pay liquidated damages or to share Tax Liability;
(xiii)    all Contracts involving the disposition of any assets (including any Purchased Assets) material to the ongoing operation of the Business; and
(xiv)    all Assigned Contracts between or among any Seller on the one hand and any Affiliate of any Seller on the other hand.
(b)    Correct and complete copies of all Material Contracts, including all amendments, modifications and supplements thereof, have been made available to Buyer. Each Material Contract is valid, binding and enforceable in accordance with its terms (subject to the Bankruptcy Exceptions) with respect to the applicable Seller and, to the Knowledge of Sellers, each other party to such Material Contract and there is no existing default or breach, and no default or breach has occurred, under any Material Contract either by a Seller, or, to Sellers’ Knowledge, the counterparties thereto, and no event has occurred, or circumstance exists, which, with the giving of notice or the lapse of time or both, would constitute a default or breach of any Material Contract by a Seller, or, to Sellers’ Knowledge, the counterparties thereto, or result in the termination thereof or would cause or permit any acceleration or other changes of any material right or obligation or the loss of any material benefit under any Material Contract.
(c)    With respect to each Government Contract to which a Seller is a party: (i) such Seller has complied with all material terms and conditions and all applicable requirements of statute, rule, regulation, order or agreement, whether incorporated expressly, by reference or by operation of Law; (ii) all representations and certifications were current, accurate and complete in all material respects when made, and such Seller has complied with all such representations and certifications; (iii) no allegation has been made, either orally or in writing, that such Seller is in breach or violation of any statutory, regulatory or contractual requirement; (iv) no termination for convenience, termination for default, cure notice or show cause notice has been issued and received by any Seller; (v) no cost incurred by such Seller or any of its respective subcontractors has been the subject to any investigation, questioned or disallowed; and (vi) no money due to such Seller has been (or, to the Sellers’ Knowledge, has threatened to be) withheld or set off.
4.7.    Title to and Adequacy of Assets.
(a)    Sellers have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the properties and assets material to the Business (whether tangible or intangible, real, personal or mixed), owned or leased by Sellers and used or held for use in the Business and constituting Purchased Assets, free and clear of any and all Encumbrances.
(b)    The Tangible Personal Property included as part of the Purchased Assets (including equipment), is in good working order, in all material respects. No Purchased Asset (other than the Leased Real Property) is held under any Lease or Encumbrance or is located other than in the possession of Sellers. Except for the Excluded Assets, or with respect to goods or services that will be provided by Sellers or their Affiliates following Closing pursuant to the Transition Services Agreement, the Concentrate Manufacturing Agreement, the Filtration Manufacturing Agreement the Seller Supply Agreement and the Buyer Supply Agreement, the Purchased Assets consists of all of the assets that are used and necessary to operate the Business as presently conducted. All of the leases of personal property which comprise the Purchased Assets are valid and in effect and afford Sellers undisturbed possession and use of the subject matter of such leases.
4.8.    Real Property.
(a)    Schedule 4.8(a) to the Disclosure Letter contains a true, complete and correct list of all real property owned by a Seller and primarily used in the operation of the Business (the “Owned Real Property”), setting forth the address, parcel identification number and owner of each parcel of real property. Except as disclosed on Schedule 4.9(a) to the Disclosure Letter, there are no outstanding options, repurchase rights or rights of first refusal to purchase or lease any Owned Real Property, or any portion thereof or interest therein to which a Seller is a party. The applicable Seller has good and marketable fee title to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.
(b)    Schedule 4.8(b) to the Disclosure Letter sets forth all real property (including legal descriptions and street addresses) licensed, leased or subleased by a Seller and primarily used or held for use in the operation of the Business (collectively, the “Leased Real Property”), and a true and complete list of all Leases for each such Leased Real Property (including all amendments and modifications thereto).
(c)    The Leased Real Property (together with the Owned Real Property disclosed on Schedule 4.8(a) to the Disclosure Letter) constitutes all of the real property used or held for use in the operation of the Business as presently conducted, except for any real property that is subject to a license to use or lease pursuant to a Transaction Document.
(d)    Sellers have not assigned, transferred, conveyed, mortgaged, deeded in trust or caused any Encumbrance to exist with respect to any of the Leased Real Property or Owned Real Property.
(e)    Except as set forth on Schedule 4.8(b) to the Disclosure Letter, no Seller has granted any oral or written right or interest in or to the Leased Real Property or Owned Real Property to any other Person to lease, sublease, license or otherwise use or occupy the Leased Real Property or the Owned Real Property and there are no third parties occupying, in possession of or otherwise using any portion of the Leased Real Property or Owned Real Property.
(f)    The physical condition of the Leased Real Property and Owned Real Property is sufficient to permit the continued conduct of the Business as presently conducted, subject to the provision of usual and customary maintenance and repair performed in the ordinary course. No Seller, and none of Sellers’ Affiliates, has received notice of, or an order by, any Person, any insurance company that has issued a policy with respect to any of the Owned Real Property or Leased Real Property or any board of fire underwriters or other body exercising similar functions that (A) relates to violations of building, safety, fire or other ordinances or regulations, (B) claims any defect or deficiency with respect to any of the Owned Real Property or Leased Real Property or (C) requests the performance of any repairs, alterations or other work to or in any of such Owned Real Property or Leased Real Property or in the streets bounding the same, where any such violation, claim or request remains outstanding and, if unaddressed, would have a Material Adverse Effect on the use of the Leased Real Property or the Owned Real Property.
(g)    To Sellers’ Knowledge, no portion of the Leased Real Property or Owned Real Property is subject to any pending condemnation proceeding or proceeding by any Governmental Authority or other authority and, to Sellers’ Knowledge, there is no threatened condemnation or proceeding with respect thereto.
4.9.    Intellectual Property.
(a)    Schedule 4.9(a) to the Disclosure Letter contains a true, correct, and complete list of all Intellectual Property Registrations (including the record owner thereof), all material unregistered trademarks used by Sellers in connection with the Business, and all Intellectual Property Licenses (other than off-the-shelf software and licenses that pass with the purchase and sale of goods and services in the Ordinary Course of Business), and (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which filed, dates filed and issued, and the present status; (ii) for each registered trademark or application to register a trademark, the application serial number or registration number, by country, province and state; (iii) for each material unregistered trademark and a depiction of the mark; (iv) for each domain name, the renewal date and name of registry; (v) for each registered copyright, the number and date of each registration or copyright application by country, province or state; (vi) for each registered design, the registration number or serial number for each jurisdiction in which filed, and the dates filed and issued, and (vii) for each Intellectual Property License, an identification of the Intellectual Property License, including the parties thereto and the effective date
(b)    Sellers exclusively own of all right, title and interest in and to, or have a valid leasehold interest in, all Intellectual Property Assets purported to be owned by Sellers, and each Seller has a valid right to use all Intellectual Property Assets used by it in the Ordinary Course of Business as currently conducted free and clear of any and all Encumbrances. The consummation of the transactions contemplated by this Agreement will not alter, impair, or extinguish any valid right to use or otherwise enjoy any Intellectual Property Assets. Except for the Shared Intellectual Property, the Intellectual Property Assets constitute all of the Intellectual Property used to operate the Business as currently conducted.
(c)    All (i) Intellectual Property Assets comprising trade secrets that Sellers have chosen to retain as a trade secret under the laws of the applicable jurisdictions and (ii) Sellers’ confidential, proprietary or non-public information, to the extent primarily related to the Business, the Purchased Assets or the Assumed Liabilities (collectively, “Confidential Information”), is maintained in confidence by Sellers in accordance with commercially reasonable protection procedures. All Personnel and any other Person having authorized access to Confidential Information have executed and delivered to Sellers a written, legally-binding agreement sufficient to protect such Confidential Information and, to the Knowledge of Sellers, no such Person is, or was during employment or engagement with Sellers in violation of any terms or covenant of any such agreements.
(d)    Except as set forth on Schedule 4.9(d) to the Disclosure Letter, all Personnel who have contributed to or participated in the conception and development of any material Business Intellectual Property either (i) have executed valid, binding, and enforceable written “work-for-hire” or similar contract with Sellers that, in accordance with all laws, assign, or otherwise vest in Sellers full, effective, exclusive and original ownership of all Work Product and all right, title and interest in the Work Product, including Intellectual Property rights, or (ii) have executed appropriate instruments of assignment in favor of Sellers as assignee that have conveyed to Sellers effective and exclusive ownership of all Work Product, waiving such Personnel’s moral rights or Intellectual Property rights in any such Business Intellectual Property. To Sellers’ Knowledge, no employee or contractor of Sellers is, or was during such Person’s employment or engagement, in violation of any term or covenant of any such agreements. All mandatory compensation to employees or contractors under applicable Laws and any additional compensation such employees or contractors are entitled to under any policies related to the conception, development, creation, or reduction to practice of Intellectual Property has been paid in full.
(e)    All of the registered or issued Business Intellectual Property is valid, enforceable and subsisting. Sellers have not received any notice or claim, challenging or questioning the ownership, validity or enforceability of any Business Intellectual Property other than may occur while seeking registration or issuance of Business Intellectual Property. There is no claim pending before any Governmental Authority challenging or questioning the ownership, validity or enforceability of any Business Intellectual Property. The Business Intellectual Property is not subject to any Governmental Order restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property. None of the Business Intellectual Property requires (i) any filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the registered and applied for Business Intellectual Property to be paid, other than in the Ordinary Course of Business, or (ii) filing with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, of any documents, assignments, recordations and certificates necessary to demonstrate ownership of the Business Intellectual Property and/or maintain the effectiveness of the Business Intellectual Property so that no item of Business Intellectual Property has lapsed, expired or been abandoned or canceled other than in the Ordinary Course of Business.
(f)    Neither the Business Intellectual Property nor the conduct by Sellers of the Business as currently conducted conflicts with, infringes or misappropriates any Intellectual Property or other proprietary rights of any third party. No Seller and none of Sellers’ Affiliates has received any written notice or claim asserting or suggesting that any such infringement or misappropriation may be occurring or has occurred (including offers to license), nor, to the Knowledge of Sellers, is there any basis therefor. No litigation (or other proceeding in or before any Governmental Authority) charging Sellers or any of their Affiliates with unauthorized or unlawful use of any Business Intellectual Property, or alleging that the Business Intellectual Property or the conduct of the Business infringe or misappropriate any Intellectual Property right of any third party, is pending, or to the Knowledge of Sellers, threatened; nor, to the Knowledge of Sellers, is there any reasonable basis for any such litigation or proceeding. To the Knowledge of Sellers, no third party is misappropriating, infringing diluting or violating any Business Intellectual Property and no such event has occurred in the past five (5) years.
(g)    Sellers are not obligated to pay any on-going license fees, royalties or any other amount to any other Person in connection with the Intellectual Property Licenses, the operation of the Business, any license of the Intellectual Property Assets or any of the transactions contemplated hereunder, and has no liabilities thereunder.
(h)    No Software that constitutes Business Intellectual Property is subject to the provisions of any Open Source License and its used, distributed, or otherwise made available in a manner which would, under the terms of such Open Source License, (i) require the distribution of source code (other than to the applicable “open source” or third-party component itself) to any third party, (ii) limit the freedom to seek full compensation in connection with marketing, licensing, and distributing the applications incorporating such Software, or (iii) give the customer or end user the right to decompile, disassemble or otherwise reverse engineer the applications incorporating such Software by its terms and not by operation of law. Sellers have not escrowed, or agreed to place into escrow, any source code of any of its Software that constitutes Business Intellectual Property.
4.10.    Inventory. All Inventory consists of a quality and quantity, usable and salable consistent with the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established in accordance with GAAP. All Inventory is owned by Sellers free and clear of all Encumbrances, and no Inventory is held on a consignment basis.
4.11.    Accounts Receivable. The Accounts Receivable have arisen from bona fide, arms-length transactions entered into by Sellers involving the sale of goods or the rendering of services to third parties in the Ordinary Course of Business, and not with any Affiliates, and are not subject to claims of set-off, deduction or other defenses or counterclaims other than in the Ordinary Course of Business. A schedule of aging of Accounts Receivable as of the dates noted therein is set forth on Schedule 4.11 of the Disclosure Letter.
4.12.    Customers and Suppliers.
(a)    Schedule 4.12(a) to the Disclosure Letter sets forth a true and complete list of the top fifteen (15) Customers of the Business (as measured by revenue received by the Business, and identified as relating to the Water Purification Business Unit, the Filtration Business Unit or the Dialysis Business Unit, as applicable) (each a “Material Customer”) and the amount of consideration paid by each such Material Customer during each of the two (2) most recent fiscal years. Except as set forth in Schedule 4.12(a) to the Disclosure Letter, there is no present dispute or, to Sellers’ Knowledge, impending change, modification or alteration in any relationship with any Material Customer. Since January 1, 2021, no Seller and none of Sellers’ Affiliates has received any written notice that any Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.
(b)    Schedule 4.12(b) to the Disclosure Letter sets forth the top fifteen (15) largest suppliers or vendors of the Business (as measured by expenditures of the Business, and identified as relating to the Water Purification Business Unit, the Filtration Business Unit or the Dialysis Business Unit, as applicable) in terms of consideration paid to such suppliers or vendors for goods or services rendered during each of the two (2) most recent fiscal years, as applicable (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such period. Except as set forth on Schedule 4.12(b) to the Disclosure Letter, there is no present dispute or, to Sellers’ Knowledge, impending change, modification or alteration in any relationship with any Material Supplier. Since January 1, 2021, no Seller and none of Sellers’ Affiliates has received any written notice that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.
4.13.    Insurance. Schedule 4.13 to the Disclosure Letter sets forth a list of insurance policies on the Purchased Assets maintained by Sellers, or under which Sellers are the beneficiary of coverage (collectively, the “Insurance Policies”), showing the amount of coverage, the company issuing the policy, the expiration date of each policy, and whether such coverage is on an occurrence or claims-made basis and a list of all pending claims and claims made by Sellers for the past three (3) years with respect to the Business, the Purchased Assets or the Assumed Liabilities. The Insurance Policies are in full force and effect, and all premiums due and payable under the Insurance Policies have been paid. With respect to each such

Insurance Policy, Sellers are not in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the Insurance Policy.
4.14.    Legal Proceedings; Governmental Orders.
(a)    Except as set forth on Schedule 4.14(a) to the Disclosure Letter, there are, and during the past three (3) years there have been, no Actions pending or, to Sellers’ Knowledge, threatened against or by Sellers or any of their Affiliates with respect to the Business or the Purchased Assets that are, in each case, material to the Business.
(b)    Except as set forth on Schedule 4.14(b) to the Disclosure Letter, there are, and during the past three (3) years there have been, no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Business or the Purchased Assets that are, in each case, material to the Business.
4.15.    Compliance with Laws; Permits.
(a)    Except as set forth in Schedule 4.15(a) to the Disclosure Letter, Sellers are, and during the past three (3) years have been, in all material respects, in compliance with all Laws, including Laws pertaining to employment and employment practices, applicable to the conduct of the Business as currently conducted and the ownership and use of the Purchased Assets; provided that the foregoing shall not limit the representations made in Section 4.16(c). Since the LOI Reference Date, no Seller and none of Sellers’ Affiliates has received any written notice from any Governmental Authority, or other third party of any such violation or alleged violation by any of them of any Laws or Governmental Orders applicable to the Business or the ownership of the Purchased Assets. To Seller’s Knowledge, there is no investigation applicable to the Business or the Purchased Assets in progress or threatened contemplated by any Governmental Authority.
(b)    All Permits, including all healthcare related permits and notices to all Governmental Authorities, required for Sellers to conduct the Business as currently conducted and for the ownership and use of the Purchased Assets have been obtained by Sellers and are valid and in full force and effect and Sellers are in compliance with such Permits. Schedule 4.15(b) to the Disclosure Letter lists all current Permits issued to Sellers, including the names of the Permits and their respective dates of issuance and expiration. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.
(c)    No Seller and none of Sellers’ Affiliates and none of their respective officers, directors or employees, and, to the Knowledge of Sellers, none of their respective agents or distributors or any other person while acting on behalf of Sellers, in each case, with respect to the Business, has, in the past three (3) years: (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. § 78dd, et seq. (the “FCPA”); (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”); (iii) violated or is in violation of any provision of the U.K. Bribery Act of 2010, to the extent applicable; (iv) violated any applicable anti-bribery or anti-corruption Law in any foreign jurisdiction; (v) made, offered to make, promised to make, authorized, or solicited or received the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the U.K. Bribery Act of 2010, or the OECD

Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”); (vi) to the Sellers’ Knowledge, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment; or (vii) violated or is in violation of any other applicable Laws regarding use of funds for political activity or commercial bribery. To the Knowledge of Sellers, no event has occurred in the past three (3) years or circumstances exist that could reasonably be expected to give rise to, or serve as the basis for, a violation of any applicable Law addressing matters comparable to those addressed by the FCPA, the U.K. Bribery Act of 2010 or the OECD Convention.
4.16.    Environmental Matters.
(a)    The operations of Sellers with respect to the Business and the Purchased Assets are in compliance in all material respects with all Environmental Laws. Sellers have as of the date of this Agreement not received from any Person, with respect to the Business or the Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case of (i) or (ii) either remains pending or unresolved, or is the source of material ongoing obligations or requirements as of the Closing Date.
(b)    Sellers have obtained and are in compliance in all material respects with all material Environmental Permits necessary for the conduct of the Business as currently conducted or the ownership, lease, operation or use of the Purchased Assets. Schedule 4.16(b) to the Disclosure Letter lists all current material Environmental Permits issued to Sellers which are related to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets, including the names of the Permits and their respective dates of issuance and expiration. To Sellers’ Knowledge, no event has occurred that would reasonably be expected to result in the revocation, suspension or material limitation of any Environmental Permit set forth on Schedule 4.16(b) to the Disclosure Letter.
(c)    To Sellers’ Knowledge, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the Business, the Purchased Assets, any Leased Real Property or Owned Real Property, or any off-site property to or at which Hazardous Materials have been stored, transported or disposed by or on behalf of Sellers that requires investigation or remediation under Environmental Laws. Except as has been resolved, Sellers have not received any Environmental Notice that the Business or any of the Purchased Assets or Leased Real Property or Owned Real Property has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Sellers.
(d)    To Sellers’ Knowledge, true and complete copies of any written material environmental or health and safety audits, environmental site assessments, soil or groundwater sampling reports, notice of violation or potential Liability related to Hazardous Materials or arising under Environmental Laws and any material documents related to any civil, administrative or criminal proceeding arising under Environmental Laws or Environmental Permits pending or threatened against Sellers or the Business, in each case above relating to the condition of or activities at the Leased Real Property or the Owned Real Property, that have been prepared in the past five (5) years and are within Sellers’ possession have been made available to Buyer.
(e)    No disposal facilities, surface or subsurface impoundments, or above ground or underground storage tanks containing Hazardous Materials are or, to Seller’s Knowledge, have been located at, on or under the Leased Real Property or the Owned Real Property.

4.17.    Employee Benefit Matters.
(a)    Schedule 4.17(a) of the Disclosure Letter contains a true and complete list of each “employee benefit plan,” as defined in Section 3(3) of ERISA and all other compensation, pension, retirement, profit sharing, stock-based, bonus, incentive, deferred compensation, hospitalization, health, medical, dental, vision, life insurance, death benefit, sickness, accident, disability, group insurance, severance, retention, change in control, educational assistance, holiday pay, unemployment, vacation, fringe benefits or other similar plan, program, fund, policy, contract or arrangement (whether or not subject to ERISA), in each case sponsored or maintained by Sellers or any Affiliate for the benefit of any Employee or independent contractor to the Business (or any dependent or beneficiary thereof), excluding any statutory plan with which Sellers are required to comply, including the Canada Pension Plan, Quebec Pension Plan or any plan administered under applicable provincial health tax, workers’ compensation, workers’ safety and insurance and employment insurance legislation (each, a “Benefit Plan”).
(b)    Sellers have delivered or made available to Buyer, with respect to each Benefit Plan (to the extent applicable thereto), true, correct and complete copies of (i) the plan document, as currently in effect, or, with respect to Benefit Plans that are not in writing, a written description of the material terms of such Benefit Plan; (ii) the most recent determination or opinion letter (as applicable) issued by the IRS with respect to such Benefit Plan; and (iii) copies of nondiscrimination testing results for the 2018, 2019 and 2020 plan years to the extent such testing results have been completed and delivered to Sellers or its Affiliates as of the date hereof.
(c)    Each Benefit Plan has been established and maintained in material compliance with its terms and all applicable Laws, including ERISA and the Code.
(d)    No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Benefit Plan that would reasonably be expected to result in any material Liability to Buyer or its Affiliates following the Closing. There are no current Actions pending, or, to the Sellers’ Knowledge, threatened, against any Assumed Plan (other than routine claims for benefits). None of the Assumed Plans are under audit or under investigation by any Governmental Authority.
(e)    Each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely on an advisory letter or opinion letter, as applicable, from the IRS that the form of such plan is qualified under Section 401(a) of the Code and the trust thereunder is exempt from federal income tax under Section 501(a) of the Code, and, to the Sellers’ Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan.
(f)    None of Sellers and no ERISA Affiliate has ever sponsored, contributed to, or had any obligations or incurred any Liability under any of the following items that would result in any Liability to Buyer following the Closing (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) multiple employer plan (within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code), or (iv) multiple employer welfare arrangement as defined in Section 3(40) of ERISA.
(g)    Each Assumed Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated and administered in compliance with the requirements of Section 409A of the Code and is in documentary compliance with Section 409A of the Code. Neither Sellers nor any Affiliate of Sellers has any obligation to “gross-up” or reimburse any Employee or independent contractor to the Business for any Tax or related interest or penalties under Section 409A or 4999 of the Code.
(h)    Except as set forth on Schedule 4.17(h) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in conjunction with any other event, will (i) result in any payment (whether in cash or property) of compensation or benefits (including severance pay) becoming due to any Employee or independent contractor to the Business under any Benefit Plan, (ii) result in any acceleration of the time of payment or vesting of any benefits or increase the amount of compensation or benefits due to, or result in the forgiveness of indebtedness of any Employee or independent contractor to the Business under any Benefit Plan or otherwise, (iii) trigger an obligation to fund obligations under, or prevent the modification or termination of, any Assumed Plan, or (iv) result in any payment or right to benefit from the Seller or its Affiliates or under an Assumed Plan that would not be deductible under Section 280G of the Code and/or result in any excise Tax on any Employee or independent contractor to the Business.
(i)    Except as set forth on Schedule 4.17(i) of the Disclosure Letter, no Benefit Plan is maintained outside the jurisdiction of the United States or covers any Employee or independent contractor to the Business who reside or work outside of the United States.
4.18.    Employment Matters.
(a)    Schedule 1.1(a) of the Disclosure Letter sets forth a true and complete list of all of Employees as of the date hereof with the following information, as applicable: name, job title, hire date, base salary or hourly rate, 2020 total incentive compensation, exempt/non-exempt Fair Labor Standards Act classification, work location (city, state), full-time/part-time status, active/inactive status (and if inactive, start date of leave and expected return to work date), and accrued, unused sick and vacation time balance.
(b)    Schedule 4.18(b) of the Disclosure Letter contains a true and complete list of all non-entity independent contractors that currently provide services to the Business, or who have provided such services in 2021, with the following information: name and description of services.
(c)    Sellers are not, and have never been, a party to, or otherwise bound by, any collective bargaining or other agreement with a labor organization representing any of the Employees, and no such agreements are presently being negotiated. No organizing efforts are presently being made or, to Sellers’ Knowledge, threatened, with respect to the Employees by or on behalf of any labor organization, and in the past three (3) years Sellers have not experienced any such organizing efforts. In the past three (3) years, there has not been an actual or to Sellers’ knowledge, threatened, strike, slowdown, other concerted work stoppage, lockout, or other similar labor activity or material dispute involving the Employees. There has not been, nor, to Sellers’ Knowledge, has there been any threat of, any material grievance, dispute, investigation, charge, claim, lawsuit or arbitration with respect to labor matters.
(d)    Sellers are not, and in the past three (3) years, have not been, party to any material Action relating to any Employees, Sellers’ employment practices with respect to the Employees, or any labor or employment Law, and there are no such pending, or, to the Knowledge of Sellers, threatened, Actions.
(e)    Except as set forth on Schedule 4.18(e) of the Disclosure Letter, the employment of each Employee is terminable at will. Except as set forth on Schedule 4.18(e) of the Disclosure Letter, the Closing of the transactions contemplated by this Agreement will not trigger any Employee’s right to termination pay, severance pay, a change in control payment or other remuneration. No Employee has as of the date of this Agreement given written notice to Sellers of his or her intent to terminate his or her employment.
(f)    In the past three (3) years, Sellers have not implemented any plant closing or mass layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988 (WARN Act), and no such action will be implemented prior to the Closing, in each case relating to the Business.
4.19.    Tax Matters.
(a)    All material Tax Returns of the Sellers required to have been filed with respect to, the Purchased Assets or the Business have been duly and timely filed (taking into account applicable extensions of time to file). All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws and regulations. All Taxes owed by Sellers with respect to the Purchased Assets or the Business (whether or not shown or required to be shown on any Tax Return) have been timely paid. Sellers are not currently the beneficiary of any extension of time within which to file any Tax Return required to have been filed with respect to the Purchased Assets or the Business. There are no Encumbrances for Taxes upon any of the Purchased Assets. No claim has ever been made by a Governmental Authority in a jurisdiction where Sellers do not file Tax Returns that the Business or Purchased Assets are or may be subject to Tax in that jurisdiction.
(b)    Sellers have withheld all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, or other third party, in each case with respect to the Purchased Assets or the Business, remitted such Taxes to the appropriate Taxing Authority, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(c)    There is no dispute or claim concerning any Taxes with respect to the Purchased Assets or the Business claimed or raised by any Taxing Authority in writing. No claims, deficiencies, proposed adjustments or assessments of Taxes with respect to the Purchased Assets or the Business that have not been timely paid in full or otherwise settled have been asserted or threatened in writing against Sellers by any Taxing Authority.
(d)    Sellers have not waived any statute of limitations (or agreed to any extension of time with respect to a Tax assessment or deficiency) concerning any Taxes with respect to the Purchased Assets or the Business.
(e)    All unpaid Taxes related to the Purchased Assets and the Business through the Closing Date will be reflected in the calculation of Closing Date Net Working Capital.
(f)    With respect to the Purchased Assets and the Business, Sellers have (i) properly collected all sales Taxes required to be collected in the time and manner required by any applicable Law and remitted all such sales Taxes (and use Taxes due and payable) to the applicable Tax authority in the time and in the manner required by any applicable Law, and (ii) collected and maintained all resale certificates and other documentation required to qualify for any exemption from the collection of sales Taxes.
(g)    None of the Purchased Assets are “tax-exempt use property” within the meaning of Section 168(h) of the Code, or “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(h)    Sellers have not elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, including the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, in each case, with respect to any Transferred Employee.
(i)    No withholding is required under Section 1441, 1442, 1445, or 1446 of the Code in connection with the transactions contemplated by this Agreement.
(j)    Notwithstanding anything to contrary, for purposes of Section 4.19(a)-(i) above, the word “Sellers” includes, in each case, Canadian Seller except with respect to any references to the Code.
4.20.    FDA and Healthcare Regulatory Compliance.
(a)    To the Sellers’ Knowledge, in the past three (3) years, there has not occurred any violation of any healthcare Permit that would reasonably be expected to result in the termination, revocation, amendment, cancellation, non-renewal or material adverse modification of any such Permit.
(b)    In the past three (3) years, except as set forth on Schedule 4.20(b) of the Disclosure Letter, no Seller and none of Sellers’ Affiliates has received any written notice from a Governmental Authority of any pending or, to the Knowledge of Sellers, threatened Action from the FDA alleging that any operation or activity of the Business or the Purchased Assets is in material violation of any applicable Healthcare Law. To the Sellers’ Knowledge, there are no facts or circumstances reasonably likely to cause any Action by the FDA or any Governmental Authority with responsibility for the regulation of the quality, identity, testing, development, safety, efficacy, manufacturing, production, distribution, importation, exportation, labeling, packaging, storage, handling, sale, or promotion of products that are part of the Business or the Purchased Assets, alleging that any operation or activity of the Business or the Purchased Assets is in material violation of any applicable Healthcare Law.
(c)    To Sellers’ Knowledge, all products of the Business and/or the Purchased Assets that are subject to the jurisdiction of the FDA have been, in the past three (3) years, manufactured, imported, exported, processed, developed, labeled, packaged, stored, tested, marketed, promoted, detailed, distributed, and sold by or on behalf of Sellers in material compliance with all applicable Healthcare Laws.
(d)    In the past three (3) years, except as set forth on Schedule 4.20(d) of the Disclosure Letter, Sellers have not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter, or other correspondence, or written notice from the FDA or other Governmental Authority alleging violations with respect to the Business of any applicable Healthcare Laws. No manufacturing site used by or on behalf of the Business has been subject to a shutdown or import or export prohibition imposed or requested by the FDA or other Governmental Authority. Except as set forth on Schedule 4.20(d) of the Disclosure Letter, in the past three (3) years, Sellers have not, either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal, or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action, in each case relating to an alleged lack of safety, efficacy or material regulatory non-compliance of any product or product candidate that is part of the Business or the Purchased Assets (“Seller Safety Notices”). To the Sellers’ Knowledge, there are no facts or circumstances which would cause (i) a Seller Safety Notice with respect to any product sold or intended to be sold by the Business or the Purchased Assets, (ii) Sellers to effect a change in the marketing classification or a material change in labeling of any such products, or (iii) Sellers to effect a termination or suspension of marketing or testing of any such products.
(e)    With respect to the Business, no Seller and none of Sellers’ Affiliates or their respective officers, directors, employees, or to the Sellers’ Knowledge, anyone acting on behalf of Sellers, is, has been, or is threatened in writing to be: (i) excluded, debarred, suspended or otherwise ineligible to participate in federal health care programs or in federal procurement or non-procurement programs (as that term is defined in 42 U.S.C. § 1320a- 7b(f)) (“Excluded”); (ii) convicted of a crime for which a Person or entity can be debarred or Excluded; (iii) listed on the General Services Administrative published list of parties excluded from federal procurement programs and non-procurement programs or (iv) party to a corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or otherwise has any continuing reporting obligations pursuant to any deferred prosecution or settlement with any Governmental Authority. To the Sellers’ Knowledge, there are no facts or circumstances reasonably likely to result in such a debarment or exclusion with respect to the Business.
(f)    Except as set forth on Schedule 4.20(f) of the Disclosure Letter, in the past three (3) years and with respect to the Business there has been no Action filed or, to Sellers’ Knowledge, threatened against Sellers alleging material violation by Sellers of any applicable Healthcare Laws.
(g)    Sellers have maintained for the past six (6) years, a written Healthcare Law compliance program.
4.21.    Product Liability; Warranties. There are no pending or, to the Knowledge of Sellers, threatened, product liability, recall, warranty or other similar third party claims relating to the Business or the Purchased Assets (whether based in contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from the sale or use of the Business’s products or services.
4.22.    Solvency. No Seller will be rendered insolvent by the transaction contemplated by this Agreement and each Seller will be, at the time of Closing, able to pay its debts as they become due. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Seller.
4.23.    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Transaction Document based on any agreement made by Sellers.
4.24.    Exclusivity of Representations and Warranties. Except as expressly set forth in this Article IV, none of the Sellers nor any of their respective Affiliates, nor any of their respective Representatives has made, or is making, any representation or warranty, whether express or implied, whatsoever to Buyer or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information (including any projections on the future performance of the Business) provided to Buyer or any of its Affiliates, or any of their respective Representatives.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Sellers as of the date hereof as follows:

5.1.    Organization of Buyer. EWT is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. EWT CAN is a corporation duly organized, validly existing and in good standing under the federal laws of Canada. Each Buyer has all the requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it that are necessary to carry on the its business as currently conducted. Each Buyer is qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the operations of its business as currently conducted makes such qualification or good standing necessary.
5.2.    Authority of Buyer. Each Buyer has the requisite power and authority to enter into this Agreement and the Transaction Documents to which such Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Buyer of this Agreement and any Transaction Document to which such Buyer is a party, the performance by such Buyer of its obligations hereunder and thereunder and the consummation by such Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Buyer. This Agreement has been duly executed and delivered by each Buyer, and (assuming due authorization, execution and delivery by Sellers) this Agreement constitutes a legal, valid and binding obligation of such Buyer, enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions. When each Transaction Document to which a Buyer will be a party is duly executed and delivered by such Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal, valid and binding obligation of such Buyer enforceable against it in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.
5.3.    No Conflicts; Consents. The execution, delivery and performance by each Buyer of this Agreement and the Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the governing documents of such Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to such Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of or constitute a default under, any material Contract to which Buyer is a party. Except for such filings as may be required under the HSR Act, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to a Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
5.4.    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Transaction Document based upon arrangements made by or on behalf of any Buyer.
5.5.    Legal Proceedings. There are no Actions or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by any Buyer or any Affiliate of any Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.
5.6.    Financing. Buyer has and will have at the Closing sufficient funds to enable Buyer to consummate the transactions contemplated by this Agreement, including payment of the Closing Purchase Price. Buyer acknowledges and agrees that the availability of funds shall not be a condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement.

5.7.    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, each Buyer will be able to pay its debts as they become due. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Buyer.
5.8.    Acknowledgment and Representations by Buyer. Buyer is sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as the acquisition of the Business, the Purchased Assets and the Assumed Liabilities as contemplated hereunder. Buyer has undertaken such investigation as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges and agrees that none of Sellers, their Affiliates or Representatives has made any representation or warranty with respect to any projections or other forecasts and plans. Buyer specifically acknowledges and agrees that except for the representations and warranties contained in Article V(as modified by the Disclosure Letter), none of Sellers nor any other Person makes, or has made, any other express or implied representation or warranty with respect to the Business, the Purchased Assets, the Assumed Liabilities, or the transactions contemplated by this Agreement and each of the Transaction Documents.
ARTICLE VI
COVENANTS
6.1.    Conduct of Business Prior to the Closing. From the date hereof until the Closing, except for any actions taken or omitted reasonably and in good faith to respond to COVID-19 or COVID-19 Measures to the extent not materially inconsistent with the actions taken or omitted by Cantel or its Affiliates, as a whole, in response to COVID-19 or COVID-19 Measures or as (w) otherwise provided in this Agreement, (x) consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), (y) required by any Law, or (z) set forth on Schedule 6.1 of the Disclosure Letter, Sellers shall (i) use commercially reasonable efforts to conduct the Business in the Ordinary Course of Business and (ii) use commercially reasonable efforts to maintain and preserve intact the Business and the Purchased Assets and to preserve the rights, goodwill and relationships of the employees, Customers, lenders, suppliers, regulators and others having relationships with the Business. Without limiting the generality of the foregoing and in furtherance thereof, except for any actions taken or omitted reasonably and in good faith to respond to COVID-19 or COVID-19 Measures to the extent not materially inconsistent with the actions taken or omitted by Cantel or its Affiliates, as a whole, in response to COVID-19 or COVID-19 Measures or as (w) otherwise provided in this Agreement, (x) consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), (y) required by any Law, or (z) set forth on Schedule 6.1 of the Disclosure Letter, Sellers shall not:
(i)    declare or pay any dividends on or make other distributions, in each case of Purchased Assets, in respect of any of its share capital or other equity interests;
(ii)    directly or indirectly sell, transfer, pledge, create any Encumbrances on or otherwise dispose of any Purchased Assets, except for the sale of products or services in the Ordinary Course of Business;
(iii)    acquire any assets that would constitute Purchased Assets in any single transaction or series of related transactions having a fair market value in excess of $200,000 in the aggregate;
(iv)    increase the salary, compensation, bonus, pension or any other benefit (including under any Benefit Plan) payable or to become payable by Sellers or their Affiliates to any Employee (other than annual or periodic merit-based increases in base salaries to Employees in the Ordinary Course of Business), independent contractor or other individual service provider;
(v)    except as required by Law or the terms of a Benefit Plan in effect on the date hereof, grant any bonus, retention, severance or termination payment to any Employee, independent contractor or other individual service provider;
(vi)    hire any new employee to work primarily for the Business, or promote to another position at Sellers or their Affiliates any Employee whose salary exceeds $125,000, other than in the Ordinary Course of Business;
(vii)    amend or terminate, or waive, release or assign any material rights or claims with respect to, any Assigned Contract or Permit with respect to the Business;
(viii)    initiate, settle or compromise any Action with respect to or that would be reasonably expected to affect the Business, the Purchased Assets or the Assumed Liabilities (whether or not commenced prior to the date of this Agreement);
(ix)    enter into any Contract that would be a Material Contract or a Lease, other than in the Ordinary Course of Business;
(x)    make any capital expenditure with respect to the Business or the Purchased Assets which is in an amount in excess of $200,000 individually or $400,000 in the aggregate;
(xi)    abandon, surrender, cancel or otherwise annul, or grant any waiver or covenant not to sue with respect to, any rights to the Intellectual Property Assets;
(xii)    change or modify its credit, collection or payment policies, procedures or practices of the Business in any material respect, including accelerating collection of Accounts Receivable or delaying payment of accounts payable;
(xiii)    adopt or enter into any plan of complete or partial liquidation, dissolution, restructuring or other reorganization, or file a petition in bankruptcy under any provisions of any bankruptcy or similar Law or consent to the filing of any bankruptcy petition against it under any bankruptcy or similar Law;
(xiv)    amend, terminate or surrender any of the Insurance Policies or reduce, impair or otherwise decrease coverage under any of the Insurance Policies other than in the Ordinary Course of Business;
(xv)    amend any non-income Tax Return, file any non-income Tax Return in a manner inconsistent with Tax law or past practice, enter into any “closing agreement” relating to Taxes as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, non-U.S. or other law), consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, initiate or participate in any voluntary Tax disclosure proceeding, in each case, with respect to the Purchased Assets or the Business; or
(xvi)    agree to take any of the foregoing actions.

6.2.    Access to Information.
(a)    From the date hereof until the Closing, upon reasonable notice and in each case subject to applicable Law or restrictions under Contracts to which Sellers or their Affiliates are party to, Sellers shall (i) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Purchased Assets and other documents and data related to the Business; (ii) furnish Buyer and its Representatives with such existing financial, operating and other data and information related to the Business as Buyer or any of its Representatives may reasonably request (except Sellers shall not be required to provide any income Tax Returns to Buyer). Any investigation pursuant to this Section 6.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business or any other businesses of Sellers. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers in Article IV (as modified by the Disclosure Letter). Notwithstanding the foregoing, (A) Sellers shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege, or contravene any applicable Law or confidentiality undertaking; and (B) prior to the Closing Date, without the prior written consent of Sellers, Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties of the Sellers, including any sampling or testing of the air, soil, surface water, soil gas, groundwater, building materials or other environmental media. All information provided or obtained pursuant to this Section 6.2 shall be kept confidential by Buyer and its Representatives in accordance with the Confidentiality Agreement.
(b)    From the date hereof until the Closing Date, without Sellers’ prior written consent, Buyer shall not, and shall cause its Affiliates not to, contact any customers, vendors or suppliers of, or other third parties having business relationships with, the Business, other than in the ordinary course of Buyer’s or its Affiliates’ businesses where such contact does not relate to Sellers, the Business, this Agreement or the transactions contemplated hereby and is in any event conducted in compliance with the terms of the Confidentiality Agreement.
6.3.    Employees and Employee Benefits.
(a)    From and after the date hereof, subject to applicable Law and the terms of this Agreement, Sellers will cooperate in good faith with Buyer to allow Buyer to meet with any Employees identified by Buyer to Sellers, during normal business hours and so as to not unreasonably disrupt Sellers’ business and subject to Sellers’ oversight, to discuss potential employment opportunities with Buyer. Buyer will offer to employ (on an “at will” basis, to the extent allowed by applicable Law) all Employees, subject to Buyer’s standard hiring processes, on terms and conditions that are consistent with Buyer’s obligations under this Section 6.3; provided, that with respect to any Employee who, as of the Closing Date, is absent from active employment with Sellers on an approved leave of absence (“Inactive Employees”), Buyer may offer to employ any or all such Inactive Employees, provided that such Inactive Employee returns to active employment with Sellers within a period of three hundred sixty-five (365) days following the Closing Date or such longer period as required to comply with applicable Law. Sellers shall give full authorization and consent for (a) Buyer to make offers of employment at any time after the date hereof to Employees, such offers to be effective as of the Hire Date and (b) for Employees to accept and commence employment with Buyer on the Hire Date. Sellers shall use commercially reasonable efforts to assist Buyer in its efforts to hire the Employees. To protect Buyer’s need to hire an effective workforce, Sellers shall not, directly or indirectly, make offers of employment or counter-offers of employment to any Employee or offers of compensation of any kind to any Employee which would be an inducement to the Employee to decline Buyer’s offer of employment. All Employees who accept employment with Buyer will become employees of Buyer effective as of the Closing Date, or, in the case of any Inactive

Employee, the date such potential employee commences employment with Buyer (the “Hire Date”). Employees who accept Buyer’s offer of employment shall be referred to herein as “Transferred Employees”. Sellers shall cause the employment of each Transferred Employee in the United States to be terminated effective immediately prior to such Transferred Employee’s Hire Date. On the Closing Date, Sellers shall provide Buyer with an up-to-date list of all Employees who, as of the Closing Date, are on an approved leave of absence. Nothing herein shall be construed to prevent Buyer from terminating the employment of any Transferred Employees at any time after the Closing Date for any reason or no reason at all or from amending or terminating any benefit plan in which the Transferred Employees participate, or subject to Sections 6.3(d) and 6.3(g), from changing the terms and conditions of employment of such Transferred Employees at any time after the Closing Date.
(b)    Except with respect to the Assumed Plans, Buyer shall not be liable for, and Sellers and their Affiliates shall, on a joint and several basis, pay, perform or otherwise discharge as the same shall become due and payable, all Liabilities related to compensation or benefits of any nature owed to any current or former employee, officer, director, independent contractor or consultant or any beneficiary or dependent thereof, whether or not such individual enters into employment or other services with Buyer, that arise out of or relate to the employment or service-provider relationship between Sellers and their Affiliates and any such individual prior to the Closing Date, including the termination of such relationship, Liabilities for wages for services, accrued vacation and sick leave, Liabilities arising out of workers’ compensation or other employee claims, and Liabilities under any Benefit Plans. For the avoidance of doubt, Sellers will remain liable for the “Closing Incentive Payments” (as defined in the Assumed Plans) pursuant to the Assumed Plans and for any change of control bonuses or payments that arise in connection with the transactions contemplated hereby other than pursuant to the Assumed Plans and severance or termination payments that arise in connection with any individual’s termination of employment or other service provider relationship with Sellers, whether or not such individual commences employment with Buyer.
(c)    Coverage for all Transferred Employees and their respective dependents under the Benefit Plans that are health or welfare benefit plans within the meaning of Section 3(1) of ERISA or that are health and welfare plans for Employees outside of the United States (the “Seller Welfare Plans”) will cease to be effective as of the Closing Date. The plans sponsored, maintained or contributed to by Buyer or its Affiliates that are welfare benefit plans within the meaning of Section 3(1) of ERISA or that are health and welfare plans for Employees outside of the United States (the “Buyer Welfare Plans”) will provide coverage and benefits for the Transferred Employees and their respective eligible spouses and dependents, in accordance with the terms and conditions, including eligibility provisions of the respective Buyer Welfare Plans, but consistent with the terms and conditions of Sections 6.3(d) and 6.3(e). Buyer and its Affiliates and the Buyer Welfare Plans will have responsibility for and be liable for all claims of any Transferred Employees and their respective eligible spouses and dependents incurred as participants in Buyer’s Welfare Plans on or after the Closing Date. Without limiting any provision of Section 6.3(b), Sellers and Seller Welfare Plans will retain responsibility and Liability for all claims of the Transferred Employees incurred before the Closing Date under the Seller Welfare Plans. For purposes of this Section 6.3(c), a claim will be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, severance, sickness, accident and disability programs) or on the date that the service was rendered or the supply was purchased (for purposes of health care programs). Sellers shall be solely responsible for any obligations arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” (as defined in Treasury Regulations Section 54.4980B-9) with respect to the transactions contemplated by this Agreement.
(d)    Effective as of the applicable Hire Date and until June 2, 2022, Buyer shall provide, or shall cause its Affiliate to provide, to each Transferred Employee, (i) a base salary or base wage rate and target annual cash incentive compensation opportunities, in each case, that in the aggregate are no less favorable than the base salary or base wage rate and target annual cash incentive compensation opportunities provided to such Transferred Employee immediately prior to the Closing Date and (ii) health and welfare benefits (excluding vacation, paid-time off and severance benefits) that are, in the aggregate, substantially similar to those provided to such Transferred Employees immediately prior to the Closing Date. From and after the Closing Date, Buyer shall or shall cause the applicable Affiliate of Buyer to give to each Transferred Employee full credit for such Transferred Employee’s service with Sellers and any of their respective Affiliates, and with any predecessor employer, to the same extent recognized by Sellers and their respective Affiliates immediately prior to the Closing Date for purposes of eligibility and vesting (and, except as otherwise expressly provided herein for severance and vacation accruals, excluding benefit accrual) under any employee benefit plan or arrangement provided, maintained or contributed to by Buyer or any of its Affiliates, and with respect to the severance and, with respect to non-exempt U.S. Transferred Employees and all Canadian Transferred Employees, vacation plans of Buyer and any of its Affiliates, credit for determining level of benefits, except as would result in a duplication of benefits or such service was not recognized under the corresponding Benefit Plan.
(e)    Effective as of the Closing Date and thereafter, Buyer shall take such actions as are necessary to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Transferred Employees under the applicable Buyer Welfare Plans (except to the extent applicable under the Benefit Plans immediately prior to the Closing Date), (ii) waive any and all evidence of insurability requirements with respect to such Transferred Employees to the extent such evidence of insurability requirements were not applicable to the Transferred Employees under the applicable Seller Welfare Plans immediately prior to the Closing Date, and (iii) credit each Transferred Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the applicable Seller Welfare Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any comparable Buyer Welfare Plans for such year.
(f)    Effective as of the Closing Date, Buyer shall cause the Transferred Employees employed in the United States to be eligible to participate in a tax-qualified defined contribution retirement plan maintained by Buyer or an Affiliate of Buyer (“Buyer DC Plan”). Buyer shall take such actions as may be required to permit each Transferred Employee who participates in the tax-qualified defined contribution retirement plan maintained by any Seller or its Affiliate (“Seller Qualified Plan”) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including loans, in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the entire eligible rollover distribution portion of the account balance distributed to or distributable to such Transferred Employee from the Seller Qualified Plan to the Buyer DC Plan. Sellers and their Affiliates shall use commercially reasonable efforts to (i) provide such information to Buyer and its Affiliates, as is necessary and reasonably requested by Buyer or its Affiliates and cooperate with Buyer or its Affiliates to permit such rollover contributions to the Buyer DC Plan, (ii) provide, no later than fifteen (15) days prior to the Closing Date, notice of such opportunity to the Transferred Employees, and (iii) during the seventy-five (75) day period following the Closing Date, ensure that plan loans held by Transferred Employees do not go into default prior to the loans being rolled over into the Buyer DC Plan (other than any default cause by a Transferred Employee’s refusal to continue making loan repayments).
(g)    Effective as of the Closing Date, Buyer shall enroll Transferred Employees employed in Canada in a savings plan that is registered under the Income Tax Act (Canada), such as a group registered retirement savings plan and a deferred profit sharing plan

(“Buyer Savings Plan”). Subject to the Income Tax Act (Canada), Buyer shall take such commercially reasonable actions as maybe required to allow for the transfer of the accounts of each Transferred Employee employed in Canada who participates in a Benefit Plan that is a savings plan that is registered under the Income Tax Act (Canada) to the corresponding plan under, if any, under the Buyer Savings Plan
(h)    Effective as of the Closing Date, Buyer will recognize under Buyer’s medical and dependent care flexible spending accounts (each “Buyer’s FSA Account”) under Buyer’s flexible spending account plan (“Sellers’ FSA”) the elections that each Transferred Employee had in effect for purposes of the plan year in which the Closing Date occurs under the corresponding medical and dependent care flexible spending account arrangements (each “Seller FSA Account”) under the flexible spending account plan of Sellers (“Sellers’ FSA”), subject to the terms and conditions of then applicable to the Buyer FSA Accounts (including dollar limitations in effect for the year). Buyer shall cause each Transferred Employee to be credited under each Buyer FSA Account with an amount available for reimbursement between the Closing Date and the end of calendar year in which the Closing Date occurs equal to the amounts available for reimbursement for such period under the corresponding Seller FSA Account. As soon as practicable after the Closing Date (but no later than 30 days after the Closing Date), (1) Seller shall transfer to Buyer in cash an amount equal to the excess, if any, of (a) the total amount that Transferred Employees have contributed to Sellers’ FSA through the Closing Date for the plan year that includes the Closing, over (b) the total amount that has been paid from Sellers’ FSA through the Closing Date for medical expense and dependent care claims incurred by the Transferred Employees in such plan year, and (2) Buyer shall transfer to Seller in cash an amount equal to the excess, if any, of (a) the total amount that has been paid from Sellers’ FSA through the Closing Date for medical expense and dependent care claims incurred by the Transferred Employees in the plan year that includes the Closing, over (b) the total amount that Transferred Employees have contributed to Sellers’ FSA through the Closing Date for such plan year. After the Closing Date, Buyer’s FSA shall be responsible for reimbursement of all previously unreimbursed reimbursable medical and dependent care claims incurred by Transferred Employees in Seller’s plan year in which the Closing Date occurs.
(i)    Five (5) Business Days prior to Closing, Sellers will deliver a good faith estimate of (a) each Transferred Employee eligible to earn an annual cash bonus under a Benefit Plan immediately prior to Closing, and (b) payment instructions with respect to such Annual Bonuses, which estimate shall be updated by the Parties as soon as practical following the Closing based on final payroll and payment data for the Transferred Employees as of immediately prior to Closing (the “Annual Bonuses”) and Buyer shall pay the Annual Bonuses to each such Transferred Employees in accordance with instructions provided by Sellers, subject to required withholding for federal, state or local income Taxes, no later than June 15 immediately following the taxable year with respect to which such Annual Bonuses are earned. The Annual Bonuses paid by Buyer or its Affiliates to the Transferred Employees pursuant to this Section 6.3(i) shall be no less, in the aggregate, than the amount included for such Annual Bonuses as part of current liabilities in the calculation of Closing Date Net Working Capital (which amount will be reflected in the Final Working Capital Exceptions).
(j)    Nothing contained in this Section 6.3 shall (i) be treated as an amendment to any Benefit Plan or any other benefit or compensation plan or arrangement of Sellers, Buyer, or their Affiliates, (ii) prevent Sellers, Buyer or any of their Affiliates from amending or terminating any of their benefit or compensation plans in accordance with their terms, or (iii) create any third party beneficiary rights in any Employee, any beneficiary or dependent of the Employee, or in any other Person.
6.4.    Confidentiality.

(a)    Each Seller acknowledges that by reason of its ownership of the respective Purchased Assets and its operation of its respective portion of the Business, such Seller has acquired Confidential Information and trade secrets concerning the Business, the use or disclosure of which could cause Buyer and, following the Closing, the Business and the Purchased Assets, loss and damages. Accordingly, each Seller covenants to Buyer that such Seller shall not, and shall cause its Affiliates not to, except with the prior written consent of Buyer, directly or indirectly, disclose Confidential Information, unless (i) it is or becomes generally available to the public other than as a result of unpermitted disclosure by Sellers or their Affiliates, (ii) disclosure is required by applicable Law, or (iii) is later lawfully acquired by Sellers or their Affiliates from sources other than those related to the prior ownership of the Business, as evidenced by Sellers’ or their Affiliates’ written records. In the event that a Seller is required by applicable Law to disclose any Confidential Information, such Seller shall not make any disclosure until, to the extent practicable and legally permissible, such Seller first notifies Buyer promptly so that Buyer may seek a protective order or other appropriate remedy or, in Buyer’s sole discretion, waive compliance with the terms of this Agreement (and if Buyer seeks such an order, such Seller shall not oppose such efforts and shall provide such cooperation as Buyer reasonably requests); thereafter, disclosures may occur only as allowed herein. In the event that no such protective order or other remedy is obtained, or that Buyer waives compliance with the terms of this Agreement, and that a Seller is nonetheless legally compelled to make such disclosures, such Seller shall (x) use commercially reasonable efforts to furnish only that portion of the Confidential Information that such Seller is advised by counsel is legally required, (y) to the extent practicable and legally permissible, give Buyer written notice to the disclosures to be made, and (z) exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the information so disclosed, in each case, at Buyer’s expense. The obligation of Sellers to hold the Confidential Information in confidence after the Closing will be satisfied if Sellers exercise (or cause their Affiliates to exercise) the same care with respect to the Confidential Information, as they would take to preserve the confidentiality of their own similar information in the Ordinary Course of Business. Nothing in this Agreement will restrict the ability of Sellers or their Affiliates to keep copies of any Confidential Information after the Closing, including copies of any and all Books and Records pursuant to bone fide document retention polices of Sellers.
(b) Each Buyer covenants to Sellers that such Buyer shall not, and shall cause its Affiliates not to, except with the prior written consent of Seller, directly or indirectly, disclose Evaluation Material (that is not Confidential Information, a Purchased Asset or an Assumed Liability), unless (i) it is or becomes generally available to the public other than as a result of unpermitted disclosure by Buyer or their Affiliates, (ii) disclosure is required by applicable Law, or (iii) is later lawfully acquired by Buyer or their Affiliates from sources other than those related to the transactions contemplated by this Agreement, as evidenced by Buyer’s or its Affiliates’ written records. In the event that a Buyer is required by applicable Law to disclose any Evaluation Material (that is not Confidential Information, a Purchased Asset or an Assumed Liability), such Buyer shall not make any disclosure until, to the extent practicable and legally permissible, such Buyer first notifies Cantel promptly so that Cantel may seek a protective order or other appropriate remedy or, in Cantel’s sole discretion, waive compliance with the terms of this Agreement (and if Cantel seeks such an order, such Buyer shall not oppose such efforts and shall provide such cooperation as Cantel reasonably requests); thereafter, disclosures may occur only as allowed herein. In the event that no such protective order or other remedy is obtained, or that Cantel waives compliance with the terms of this Agreement, and that a Buyer is nonetheless legally compelled to make such disclosures, such Buyer shall (x) use commercially reasonable efforts to furnish only that portion of the Evaluation Material (that is not Confidential Information or a Purchased Asset) that such Buyer is advised by counsel is legally required, (y) to the extent practicable and legally permissible, give Cantel written notice to the disclosures to be made, and (z) exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the information so disclosed, in each case, at Cantel’s expense. The obligation of Buyer to hold the Evaluation Material (that is not Confidential Information, a Purchased Asset or an Assumed Liability) in confidence after the Closing will be satisfied if Buyer exercises (or cause its Affiliates to exercise) the same care with respect to the Evaluation Material (that is not Confidential Information, a Purchased Asset or an Assumed Liability), as it or they would take to preserve the confidentiality of their own similar information in the ordinary course of business, consistent with past practice. Buyer acknowledges that Sellers have requested Buyer to destroy all Evaluation Material (that is not Confidential Information, a Purchased Asset or an Assumed Liability) pursuant to the terms of the Confidentiality Agreement immediately prior to Closing. Notwithstanding the foregoing, nothing in this Agreement will restrict the ability of Buyer or its Affiliates to keep copies of any Evaluation Material after the Closing pursuant to bone fide document retention polices of Sellers.
6.5.    Restrictive Covenants.
(a)    For a period ending on the earlier of (i) five (5) years commencing on the Closing Date or (ii) consummation of any transaction (or series of transactions) resulting in a change of control of STERIS or any successor entity to STERIS (including by way of merger or transfer of ownership or control of 50% or more of the voting securities of STERIS to any Persons who are not an affiliate of STERIS) (the “Restricted Period”), no Sellers shall, and each Seller shall cause its Affiliates not to, directly or indirectly, in the United States or Canada, whether as principal, manager, agent, consultant, officer, equity holder, partner, investor, lender, member or in any other capacity, conduct, manage, operate, engage in, or have an ownership interest in any business or enterprise engaged in, any business or enterprise (or subsidiary or division thereof) that competes with the Business.
(b)    During the Restricted Period, no Seller shall, and each Seller shall cause its Affiliates not to, directly or indirectly, hire, solicit, or induce, or attempt to hire, solicit or induce, any Transferred Employees, staff or independent contractor of Buyer or any of its Affiliates (including any former employees (including Transferred Employees), staff or independent contractors who were employed or retained by Buyer or any of its Affiliates at any time during the one (1) year period prior to the solicitation) to leave the employ or service of Buyer or any of its Affiliates for any reason whatsoever; otherwise interfere with the relationship of Buyer or any of its Affiliates with any such Transferred Employees, staff or independent contractor; or offer or provide employment (whether such employment is for a Seller, its Affiliates or any other business or enterprise), either on a full-time basis or part-time or consulting basis, to any such Transferred Employees, staff or independent contractor. During the Restricted Period, no Seller shall, and each Seller shall cause its Affiliates not to, directly or indirectly, call on, solicit, or induce, or attempt to solicit or induce, any contractor, service provider, vendor, agent, client, Customer, supplier or the like of the Business for the purpose of causing any thereof to modify or terminate their relationship (contractual or otherwise) with Buyer or any of its Affiliates (in whole or in part), or to refrain from entering into a relationship (contractual or otherwise) with Buyer or any of its Affiliates.
(c)    Nothing in this Section 6.5 shall prevent any Seller or its Affiliates from:
(i) acquiring, or owning an investment of less than two percent (2%) of the issued and outstanding securities or interests convertible into securities in a business or enterprise engaged in, or that competes with, the Business;
(ii) acquiring or owning an investment in any business or enterprise that is engaged in, or that competes with, the Business, provided that if the revenues of such business or enterprise related thereto exceed or are expected to exceed, five percent (5%) of the overall revenues of such business or enterprise, then Sellers or their applicable Affiliates shall sell, divest or otherwise dispose of the portion of such business within 135 days of acquiring such business;
(iii) conducting any business within STERIS’s Life Sciences business segment as conducted by any Seller or its Affiliates on or prior to the Closing Date; or
(iv) soliciting, hiring or otherwise engaging any individual: (A) who responds to any general solicitation or advertisement (including any non-focused recruitment efforts conducted by any recruitment agency, provided that such Seller or its Affiliates has not directed such recruitment efforts at such person); (B) who contacts such Seller or any of its Affiliates on such individual’s own initiative without any direct or indirect solicitation or encouragement from such Seller or any of its Affiliates, other than any general solicitation or advertisement; or (C) whose employment with Buyer or any of its Affiliates has been terminated by Buyer or any of its Affiliates.
(d)    Each Seller acknowledges that a breach of this Section 6.5 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach by a Seller or any of its Affiliates of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.
(e)    Each Seller acknowledges that the restrictions contained in this Section 6.5 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.5 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 6.5 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.
6.6.    Governmental Approvals and Consents.
(a)    Each Party shall, as promptly as possible, use its commercially reasonable efforts to obtain, or cause to be obtained, on or prior to the Closing, all consents, authorizations, orders and approvals from all Governmental Authorities (including those under the HSR Act) that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Transaction Documents. Each Party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties shall not take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b)    Without limiting the obligations of the Parties under Section 6.6(a), each Party agrees to use commercially reasonable efforts to: (i) make an appropriate filing pursuant to any legal requirements of any foreign Governmental Authority having jurisdiction over antitrust or competition matters with respect to the transaction contemplated by this Agreement as soon as practicable after the date hereof; and (ii) supply as promptly as practicable to the appropriate

Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act or any legal requirements of any foreign Governmental Authority (including by pulling the filings made on November 30, 2021, with respect to this Agreement and transactions contemplated hereby and refiling the appropriate filing pursuant to the HSR Act). All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of any Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated by this Agreement (but, for the avoidance of doubt, not including: (x) any disclosure which is not permitted by Law; or (y) any disclosure containing privileged information) shall be disclosed to the other Party in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. To the extent practicable, each Party shall give notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(c)    None of the Parties will extend any waiting period or comparable period under the HSR Act or any similar foreign legal requirements or enter into any agreement with any Governmental Authority not to consummate the transaction contemplated by this Agreement, except with the prior written consent of the other Party. Nothing in this Agreement shall (i) require any Party to (A) propose or accept the sale, divestiture, disposition or holding separate of any assets or businesses of itself or any of its Affiliates (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or assets or those of its Affiliates) in order to avoid the entry of or to effect the dissolution of any injunction or other order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing or delaying the consummation of the transaction contemplated hereby, or (B) propose or accept the impositions of conditions that are reasonably likely to have a material and adverse impact on the business of Buyer, the Business or any other Party following the Closing; or (ii) require (A) the Buyer to expend any money to a third party in exchange for any consent of any Governmental Authority, or (B) any Party to initiate or defend any Action against or by any Governmental Authority relating to the transactions contemplated by this Agreement.
6.7.    Books and Records.
(a)    In connection with, among other things, any Tax filings, any insurance claims and any Actions, in order to enable a party to comply with its obligations under this Agreement and each of the Transaction Documents to which it is a Party, or for any other reasonable purpose, for a period of three (3) years after the Closing, Buyer shall: (i) retain the Books and Records relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Buyer; and (ii) upon reasonable notice, afford Sellers’ Representatives reasonable access (including the right to make, at Sellers’ expense, photocopies), during normal business hours, to such Books and Records.
(b)    In connection with, among other things, any Tax filings, any insurance claims and any Action, in order to enable a Party to comply with its obligations under this Agreement and each of Transaction Documents to which it is a party, or for any other reasonable purpose, for a period of three (3) years after the Closing, Sellers shall: (i) retain the books and records which relate to the Business and its operations for periods prior to the Closing; and (ii) upon reasonable notice, afford Buyer’s Representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records; provided, however, that Sellers shall not be required to provide any income Tax Returns to Buyer.
(c)    Neither Buyer nor Sellers shall be obligated to provide the other Party with access to any books or records pursuant to this Section 6.7 where such access would violate any Law or would be reasonably likely to result in the waiver of any attorney-client or other evidentiary privilege.
6.8.    Closing Conditions. Subject to Section 6.6(c), from the date hereof until the Closing, each Party shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof, including working in good faith to finalize the terms of any Transaction Documents which remain outstanding as of the date hereof. In furtherance of, and without limiting the generality of the foregoing, Sellers and Buyer shall use reasonable best efforts and reasonably cooperate with each other to give all notices to, and obtain all consents from, all third parties that are set forth under the headings “Required Notices” and “Required Consents,” respectively, on Schedule 3.2(a)(x) to the Disclosure Letter; provided, however, that nothing in this Section 6.8, shall require any Seller nor any of its Affiliates to make any payments or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such approval, consent or waiver.
6.9.    Public Announcements. No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Parties unless otherwise required by federal securities Laws (including the rules of any securities exchange), and the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication.
6.10.    Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.
6.11.    Tax Matters.
(a)    Transfer Taxes, excluding any GST/HST, shall be borne fifty percent (50%) by Sellers and fifty percent (50%) by Buyer. For the avoidance of doubt, EWT CAN shall be responsible for all GST/HST applicable to the transfer of Purchased Assets from Cantel (Canada) Inc. to EWT CAN, which amount shall be calculated on the amount of the Country-by-Country Allocation that is attributable to Canada and which shall be charged to and collected from EWT Canada at Closing. Buyer shall promptly (but no later than five (5) days prior to the due date) remit to Sellers its applicable share of all applicable Transfer Taxes (including all applicable GST/HST). Sellers shall timely file all Tax Returns with respect to all Transfer Taxes, to the extent required by applicable Law, and shall timely remit all Transfer Taxes owed to the appropriate Taxing Authority. Within thirty (30) days after remitting all applicable Transfer Taxes to the appropriate Taxing Authority, Sellers will provide Buyer with evidence thereof. Sellers, on the one hand, and Buyer, on the other hand, will reasonably cooperate to (i) reduce or eliminate Transfer Taxes (other than GST/HST), to the extent permitted by applicable Law, and (ii) prepare and file any Tax Returns relating to Transfer Taxes. Buyer shall timely provide Sellers with any valid resale certificate, exemption certificate, and other documentation required to qualify for any exemption from the collection or payment of Transfer Taxes requested by Sellers. Cantel (Canada) Inc. is a registrant for purposes of Part IX of the Excise Tax Act (Canada) and its registration number is 910052 4388 RT0001. EWT CAN is a registrant for purposes of Part IX of the Excise Tax Act (Canada) and its registration number is 81581 8042 RT0001. Cantel (Canada) Inc. shall remit the GST/HST collected from EWT CAN to the applicable Taxing Authority on or before the due date thereof.

(b)    If any jurisdiction requires Buyer to file a Tax Return with respect to any Purchased Asset or the Business for a Tax period that begins before the Closing Date and ends on or after the Closing Date (“Straddle Period”), the Parties agree that the amount of Taxes attributable to the portion of the Straddle Period up to and including the date before the Closing Date (the “Interim Period”) shall be determined by (i) in the case of Taxes not based on income, receipts or expenses, multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the Interim Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of Taxes based on income, receipts or expenses, such Taxes shall be allocated to the Interim Period based on a closing of the books method as of the close of business on the Closing Date. Sellers shall be responsible for and shall pay Taxes allocated to the Interim Period, and Buyer shall be responsible for and shall pay Taxes allocated to the portion of the applicable Straddle Period beginning on the Closing Date.
(c)    Sellers shall reasonably (i) assist Buyer in the preparation and timely filing of any Tax Return with respect to the Business or Purchased Assets for any Straddle Period; (ii) assist Buyer in any audit or other proceeding with respect to Taxes or Tax Returns relating to the Business or the Purchased Assets; (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns relating to the Business or the Purchased Assets; and (iv) provide any information necessary or reasonably requested to allow Buyer to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws. Buyer shall promptly reimburse Sellers for any reasonable out of pocket costs that Sellers incur in connection with complying with this Section 6.11(c), except to the extent such costs are attributable to Sellers’ indemnity obligations pursuant to Section 8.2(a).
(d)    After the Closing, Buyer and its respective Affiliates shall not without the prior written consent of Sellers, (i) amend or otherwise modify any Tax Return relating to the Purchased Assets or the Business for any Pre-Closing Tax Period or a portion thereof; (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to the Purchased Assets or the Business for any Pre-Closing Tax Period or a portion thereof; (iv) voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns relating to the Purchased Assets or the Business for any Pre-Closing Tax Period or a portion thereof; (v) propose or agree to any adjustment to Taxes relating to the Purchased Assets or the Business for any Pre-Closing Tax Period, or a portion thereof; or (vi) take any action on the Closing Date that is outside the Ordinary Course of Business (other than as expressly contemplated by this Agreement or as required by Applicable Law) relating to Taxes with respect to the Purchased Assets and the Business that would reasonably be expected to give rise to Sellers’ indemnification obligations pursuant to Section 8.2(a).
(e)    All refunds of Taxes received with respect to the Purchased Assets or the Business for Pre-Closing Tax Periods, net of reasonable, out-of-pocket expenses incurred to obtain such refunds, will be the property of Sellers. If a Tax refund belonging to Sellers is received by Buyer, then Buyer will remit such refund, net of reasonable, out-of-pocket expenses incurred to obtain such refund, to Sellers within ten (10) days of receipt by Buyer. Upon a Seller’s reasonable request, Buyer shall use commercially reasonable efforts to pursue any claims for refund of such Seller with respect to the Purchased Assets and the Business that are pending as of the Closing Date. In case of any refund for Transfer Taxes, Sellers shall be entitled to receive a portion of such refund that is attributable to Sellers’ portion of the Transfer Taxes determined pursuant to Section 6.11(a). For the avoidance of doubt, Sellers shall not be entitled to any refund for GST/HST for which Buyer is fully responsible pursuant to Section 6.11(a).
(f)    If Buyer receives notice of an assessment or written claim for Taxes with respect to which Sellers may have an obligation to indemnify Buyer pursuant to Section 8.2(a) of this Agreement (a “Buyer Tax Claim”) a copy of such Buyer Tax Claim shall be forwarded to a

Representative of the applicable Seller (such Representative, a “Seller Representative”) within fifteen (15) (or sooner if the nature of a particular Buyer Tax Claim so requires) days of receipt of such Buyer Tax Claim by Buyer. If any Seller receives notice of (i) a Buyer Tax Claim or (ii) any other assessment or written claim for Taxes (other than a Seller Tax Claim) with respect to the Business or Purchased Assets, such Seller shall forward a copy of such notice to Buyer within fifteen (15) days (or sooner if the nature of a particular Buyer Tax Claim or other assessment so requires) of receipt. Any delay or failure by Buyer in providing notice pursuant to this Section 6.11(f) shall not relieve any Seller of its obligations under Section 8.2(a) except and only to the extent, if at all, that such Seller is materially prejudiced by reason of such delay or failure. Any delay or failure by any Seller in providing notice pursuant to this Section 6.11(f) shall not be breach of a covenant for which Buyer may seek any relief under this Agreement except and only to the extent, if at all, that Buyer is materially prejudiced by reason of such delay or failure.
(i)    Except as set forth in Section 6.11(f)(ii), the Seller Representative may, in his or her sole discretion, elect by written notice to Buyer to control all proceedings in connection with such Buyer Tax Claim (including selection of counsel), and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto and may either pay the Buyer Tax Claim and sue for a refund where applicable Law permits such refund suits or contest such Buyer Tax Claim in any permissible manner. Buyer, at its own expense, shall have the right to participate in a proceeding with respect to any Buyer Tax Claim controlled by the Seller Representative. The Seller Representative shall keep Buyer reasonably informed as to all material developments in connection with any such Buyer Tax Claim. Notwithstanding the foregoing, the Seller Representative shall not settle any such Buyer Tax Claim in a manner that would adversely affect Buyer with respect to the Purchased Assets or the Business on or after the Closing Date without the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned). If Buyer declines to participate in any such proceedings as provided above, the Seller Representative shall (A) keep Buyer reasonably informed as to all material developments in connection with any such Buyer Tax Claim, (B) provide Buyer with copies of written correspondence received from any Taxing Authority with respect to such Buyer Tax Claim and (C) not settle any such Buyer Tax Claim in a manner that would adversely affect Buyer with respect to the Purchased Assets or the Business on or after the Closing Date without the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned) regardless of whether Buyer participates in such Buyer Tax Claim.
(ii)    If the Seller Representative exercises its discretion not to control a Buyer Tax Claim, Buyer may control such Buyer Tax Claim. If Buyer assumes control of a Buyer Tax Claim pursuant to this Section 6.11(f)(ii), the Seller Representative, at its own expense, shall have the right to participate in a proceeding with respect to any Buyer Tax Claim controlled by Buyer. Buyer shall keep the Seller Representative reasonably informed as to all material developments in connection with any such Buyer Tax Claim. If the Seller Representative declines to participate in any such proceedings as provided above, Buyer shall keep the Seller Representative reasonably informed as to all material developments in connection with any of such Buyer Tax Claim and shall provide the Seller Representative with copies of written correspondence received from any Taxing Authority with respect to such Buyer Tax Claim. Notwithstanding the foregoing, Buyer shall not settle any Buyer Tax Claim without the prior written consent of the Seller Representative (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding anything to the contrary in Section 6.11(f)(i), the Buyer, not the Seller Representative, shall assume control of any notice of an assessment or written claim for Taxes with respect to Taxes for a Straddle Period. In such case, this Section 6.11(f)(ii) shall apply in the same manner as if the Seller Representative exercised its discretion not to assume control of Buyer Tax Claim.

(iii)    Notwithstanding anything to the contrary in Section 8.3, this Section 6.11(f), and not Section 8.3, shall apply with respect to any Third-Party Claim that is also a Buyer Tax Claim.
(g)    If any Seller receives notice of an assessment or written claim for Taxes with respect to which Buyer may have an obligation to indemnify such Seller pursuant to Section 8.2(b) of this Agreement as a result of a breach of Section 6.11(d) of this Agreement (a “Seller Tax Claim”), such Seller shall forward a copy of such Seller Tax Claim to Buyer within fifteen (15) days (or sooner if the nature of a particular Seller Tax claim so requires) of receipt. Any delay or failure in providing any notice pursuant to this Section 6.11(g), shall not relief Buyer of its obligations under Section 8.2(b) except and only to the extent, if at all, that Buyer is materially prejudiced by reason of such delay or failure.
(i)    Buyer shall assume control of all proceedings in connection with any Seller Tax Claim (including selection of counsel), and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto and may either pay the Seller Tax Claim and sue for a refund where applicable Law permits such refund suits or contest such Seller Tax Claim in any permissible manner. The Seller Representative, at its own expense, shall have the right to participate in a proceeding with respect to any Seller Tax Claim. Regardless of whether or not the Seller Representative participates in any proceeding with respect to any Seller Tax Claim, Buyer shall keep the Seller Representative reasonably informed as to all material developments in connection with any such Seller Tax Claim and shall provide the Seller Representative with copies of written correspondence received from any Taxing Authority with respect to such Seller Tax Claim. Notwithstanding the foregoing, Buyer shall not settle any Seller Tax Claim in a manner that would adversely affect any Seller with respect to the Purchased Assets or the Business prior to or on the day before the Closing Date without the prior written consent of the Seller Representative (such consent not to be unreasonably withheld, delayed or conditioned) regardless of whether or not the Seller Representative participates in such Seller Tax Claim.
(ii)    Notwithstanding anything to the contrary in Section 8.3, this Section 6.11(g), and not Section 8.3, shall apply with respect to any Third-Party Claim that is also a Seller Tax Claim.
(h)    If applicable under Canadian Law, Canadian Seller and EWT CAN shall execute and file a joint election under subsection 20(24) of the ITA in the manner required by subsection 20(25) of the ITA and under the equivalent or corresponding provisions of any other applicable provincial or territorial Tax Law, in the prescribed forms and within the time period permitted under the ITA and under any other applicable provincial or territorial Tax Law, as to such amount paid by Canadian Seller to EWT CAN for assuming future obligations. Canadian Seller and EWT CAN acknowledge that a portion of the Purchased Assets transferred by Canadian Seller pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the ITA and the equivalent provisions of any applicable provincial or territorial Tax Law, is being transferred by Canadian Seller as consideration for the assumption of such future obligations by EWT CAN.
(i)    In applicable under Canadian Law, at the request of Buyer, Canadian Seller and EWT CAN shall execute and file a joint election under Section 22 of the ITA and its provincial or territorial equivalent, within the time prescribed, with respect to the sale of the Accounts Receivable as part of the Purchased Assets.
(j)    The Parties intend that the conditions set forth in subsection 56.4(7) of the ITA (and the equivalent provisions of any applicable provincial or territorial Tax Law) have been met such that subsection 56.4(5) of the ITA (and the equivalent provisions of any applicable provincial or territorial Tax Law) applies to any “restrictive covenants” (as defined in subsection 56.4(1) of the ITA) granted by Canadian Seller, pursuant to Section 6.5 of this Agreement. For greater certainty, the Parties hereto agree and acknowledge that: (i) for the purposes of paragraph 56.4(7)(d) of the ITA, no proceeds shall be received or receivable by Canadian Seller for granting such restrictive covenants; (ii) such restrictive covenants are integral to this Agreement and have been granted to maintain or preserve the fair market value of the Purchased Assets; (iii) EWT CAN would not acquire the Purchased Assets without having the benefit of such restrictive covenants. If requested by Canadian Seller, Canadian Seller and EWT CAN shall execute and file a joint election contemplated by subsection 56.4(7) of the ITA.
(k)    The Parties agree that any U.S. federal income Tax deduction resulting from the payment of Annual Bonuses by Buyer or its Affiliate pursuant to Section 6.3(i) to any Transferred Employee after the Closing shall be available only to the applicable Seller pursuant to applicable Law.
6.12.    Exclusivity. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sellers shall not, and shall cause their Affiliates and respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or Representatives not to, take, directly or indirectly, any of the following actions with any party other than Buyer: (a) solicit, encourage, initiate or participate in any negotiations, inquiries or discussions with respect to any offer or proposal to acquire all or any portion of the Business or the Purchased Assets, whether by merger, consolidation, other business combination, purchase of capital stock, purchase of assets, or otherwise (each of the foregoing, a “Restricted Transaction”); (b) disclose, in connection with a Restricted Transaction, any nonpublic information to any Person concerning the Business or the Purchased Assets or afford to any Person, in connection with a Restricted Transaction, access to the properties, books or records of the Sellers or their Affiliates relating to the Business or the Purchased Assets; or (c) enter into or execute any agreement relating to a Restricted Transaction. From and after the date hereof and prior to the Closing, Sellers shall promptly notify Buyer in writing in the event that Sellers or any of their Affiliates or any of their respective officers, directors, employees, investment bankers, financial or other advisors, agents or Representatives is contacted by any third party expressing an interest in discussing a Restricted Transaction. To the extent permitted by applicable Law, Sellers shall promptly notify Buyer of (i) the identity of such third party and (ii) any information conveyed by such third party to Sellers or its Affiliates or their respective officers, directors, employees, investment bankers, advisors, agents or Representatives in connection with such contact or relating to such Restricted Transaction.
6.13.    Notice of Events.
(a)    From the date hereof until the Closing, Sellers shall promptly notify Buyer and Buyer shall promptly notify Seller, as applicable, in writing of:
(i)    any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or would reasonably be expected to result in, any representation or warranty made by Sellers hereunder not being true and correct, or (C) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Article VII to be satisfied;
(ii)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv)    any Actions commenced or, to Sellers’ Knowledge, threatened against, relating to or involving or otherwise affecting the Business, the Purchased Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.14 or that relates to the consummation of the transactions contemplated by this Agreement.
(b)    Receipt of information pursuant to this Section 6.13 by any Party, to the extent that the notifying Party became aware of such information after the date hereof, shall be deemed to amend or supplement the Disclosure Letter, as applicable, but shall not operate as a waiver or otherwise affect such Party’s rights under Article VII or Article VIII.
6.14.    Accounts Receivable. From and after the Closing Date, Buyer shall have the right and authority to collect for the account of Buyer, all Accounts Receivable of the Business and all other items which shall be transferred or are intended to be transferred to Buyer as part of the Purchased Assets. To the extent a Seller or any of its Affiliates collects any Accounts Receivable of the Business following the Closing, such amounts shall be retained by Sellers in one account agreed to by the Parties established for the sole purpose of collecting such Accounts Receivable. Sellers shall promptly (but in no event later than five (5) Business Days following receipt) remit, transfer or deliver, or cause to be remitted, transferred and delivered to Buyer, any cash or other property which a Seller or any of its Affiliates receive after the Closing Date that relate to any of the Purchased Assets or any other items intended to be transferred to Buyer hereunder, including any Accounts Receivable. Payments remitted, transferred and delivered to Buyer to this Section 6.14 shall be in the form received by a Seller or its Affiliates. Sellers agree to provide Buyer with such records of accounts of Sellers or their Affiliates as may be reasonably requested by Buyer in order to verify the accuracy of any payments due to Buyer hereunder. If any Party receives any payment after the Closing for any product or service sold by or on behalf of the other Parties or in satisfaction of any receivable or similar obligation that is a Purchased Asset (in the case of Sellers) or Excluded Asset (in the case of Buyer), then such Party will promptly remit such funds to such other appropriate Party.
6.15.    Further Assurances. Following the Closing, each of the Parties shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the Transaction Documents. In furtherance of, and without limiting the generality of the foregoing, Sellers agree to, without additional consideration (provided Sellers shall not be required to incur any costs or expenses unless de minimis in nature) but subject to the terms of this Agreement, (a) execute and deliver, and cause their Affiliates to execute and deliver, such further instruments of transfer, assumption and assignment and take such other actions as Buyer may reasonably require to transfer, assign to and vest in Buyer the Purchased Assets; and (b) cooperate with and provide assistance to, and cause their Affiliates to cooperate with and provide assistance to Buyer in transferring possession of the Purchased Assets to Buyer. Without limiting the foregoing, in the event that any Purchased Asset, is owned by, subject to the right(s) of, or in the possession of, any Affiliate of Sellers, then each and every Seller shall cause such Affiliate of Sellers to transfer such Purchased Assets to Buyer or its designee for no additional consideration, but subject to the terms of this Agreement, from or cost to Buyer or such designee (provided Sellers shall not be required to incur any costs or expenses unless de minimis in nature).
6.16.    Retained Names.

(a)    With respect to any applicable real property Purchased Asset, Buyer will either (i) remove all interior and exterior signage bearing the Retained Names or (ii) cover such signage with temporary signage or other opaque materials not bearing any Retained Names so that no part of the underlying signage is visible, in either case no later than six (6) months after Closing.
(b)    Buyer and its Affiliates will have the right to (i) sell existing Inventory and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials, in each case, bearing the Retained Names for six (6) months following Closing; except that (A) neither Buyer nor any of its Affiliates will take any action that could materially impair the value of the Retained Names; (B) when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships, Buyer will make clear to all other applicable parties that Buyer, rather than Sellers or any of their Affiliates, is the party entering into or conducting the contractual relationship; and (C) personnel of Buyer or its Affiliates using the above items will not, and will have no authority to, hold themselves out as officers, employees or agents of any Seller or any of its Affiliates. Buyer and its Affiliates will comply with all applicable Laws in any use of packaging or labeling containing the Retained Names.
(c)    With respect to Section 6.16(b), Buyer will use commercially reasonable efforts to minimize its use of the Retained Names, and, in any event, will cease using the Retained Names on fixed assets as soon as practicable and in any event within six (6) months after the Closing.
6.17.    Restrictions on Dissolution and Winding Up. For a period of thirty-six (36) months following the Closing Date, no Seller shall liquidate, dissolve, wind up or otherwise terminate its existence, whether voluntary or involuntary unless an Affiliate of such Seller guarantees the performance of such Seller’s remaining financial obligations under this Agreement in favor of Buyer.
6.18.    Enforcement of Rights. Notwithstanding anything to the contrary contained herein, following the Closing, Mar Cor Purification, Inc. shall, to the extent permitted by applicable Law and following a written request from Buyer, use its commercially reasonable efforts to enforce for the benefit of the Buyers, in each case, at Buyers’ request and sole cost and expense, any rights running in favor of Mar Cor Purification, Inc. under that certain agreement identified as line item 10 on Schedule 2.2(n) of the Disclosure Letter.
6.19.    Intellectual Property6.20.     Information. At least two (2) Business Days prior to Closing, Sellers will provide Buyer a list of any Business Intellectual Property that requires any maintenance fees to be paid, affidavit of use to be filed or Taxes or actions falling due within six (6) months after the Closing.
ARTICLE VII
CONDITIONS TO CLOSING
7.1.    Conditions to Obligations of the Parties. The obligations of Buyer and Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment of each of the following conditions:
(a)    The applicable waiting period and any extensions thereof under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(b)    No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which enjoins, prohibits or makes illegal the consummation of the transactions contemplated hereby.
7.2.    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:
(a)    The Fundamental Representations made by Sellers in Article IV shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date (other than those made as of a specified date, which shall be true and correct on and as of such specified date). All of the other representations and warranties made by Sellers in Article IV shall be true and correct (without giving effect to any limitation as of “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date (other than those made as of a specified date, which shall be true and correct on and as of such specified date) except, in each case, as would not reasonably be expected to result in a Material Adverse Effect.
(b)    Sellers shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)    Sellers shall have delivered to Buyer duly executed counterparts to the Transaction Documents and such other documents and deliveries set forth in Section 3.2(a).
7.3.    Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:
(a)    The Fundamental Representations made by Buyer in Article V shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as if made on the Closing Date (other than those made as of a specified date, which shall be true and correct on and as of such specified date). All of the other representations and warranties made by Buyer in Article V shall be true and correct (without giving effect to any limitation as of “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date, as if made on the Closing Date (other than those made as of a specified date, which shall be true and correct on and as of such specified date) except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Buyer to consummate the transactions contemplated hereby.
(b)    Buyer shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)    Buyer shall have delivered to Sellers the Closing Purchase Price and duly executed counterparts to the Transaction Documents and such other documents and deliveries set forth in Section 3.2(b).

ARTICLE VIII
INDEMNIFICATION
8.1.    Survival.
(a)    The representations and warranties in this Agreement, other than the Fundamental Representations, together with the associated rights of indemnification, shall survive the Closing hereunder and continue in full force and effect until the date that is eighteen (18) months after the Closing, and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof: (i) has been asserted in writing prior to such expiration, or (ii) is based on Fraud, which, in each case, the representation or warranty, together with the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved.
(b)    The Quasi-Fundamental Representations shall survive the Closing hereunder and continue in full force and effect until the date that is thirty-six (36) months after the Closing, and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof: (i) has been asserted in writing prior to such expiration, or (ii) is based on Fraud, which, in each case, the representation or warranty, together with the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved.
(c)    The Fundamental Representations shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, until sixty (60) days following the expiration of the applicable statutes of limitations (giving effect to any extension or waiver thereof) and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof: (i) has been asserted in writing prior to such expiration, or (ii) is based on Fraud, which, in each case, the representation or warranty, together with the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved.
(d)    Each of the covenants and agreements contained herein (together with the associated rights of indemnification) shall survive the Closing and continue in full force and effect until performed in accordance with their terms.
8.2.    Indemnification.
(a)    From and after the Closing, Sellers hereby agree, on a joint and several basis, to indemnify and hold Buyer and its Affiliates, equityholders, directors, managers, officers and employees (collectively, the “Buyer Indemnified Parties”) harmless from, against and in respect of, any and all Losses which may be suffered or incurred by any of them to the extent resulting from, related to or arising out of (i) any misrepresentation in any representation or any breach of warranty made by Sellers in this Agreement or in any certificate delivered in connection with this Agreement, (ii) any breach of any covenant, agreement or obligation of Sellers set forth in this Agreement, or (iii) any Excluded Liability.
(b)    From and after the Closing, Buyer hereby agrees to indemnify and hold Sellers and their respective Affiliates, directors, managers, officers and employees (collectively, the “Seller Indemnified Parties”) harmless from, against and in respect of any and all Losses which may be suffered or incurred by any of them to the extent resulting from, related to or arising out of (i) any misrepresentation in any representation or any breach of warranty made by Buyer in this Agreement or in any certificate delivered in connection with this Agreement, (ii) any breach of any covenant, agreement or obligation of Buyer set forth in this Agreement, or (iii) any Assumed Liability.

(c)    Notwithstanding anything contained in this Agreement, all “material”, “Material Adverse Effect” or similar materiality type qualifications in the representations and warranties contained in Article IV or Article V (other than with respect to Section 4.5, Section 4.6 and Section 4.12, and, for the avoidance of doubt any defined term contained herein) shall be ignored and not given any effect for purposes of calculating the amount of any Loss which may be claimed pursuant to this Article VIII in connection with any Losses resulting from, related to or arising out of such misrepresentation or breach.
8.3.    Claims Procedure; Participation in Litigation.
(a)    Certain Definitions. For purposes hereof, a party claiming a right to indemnification shall be referred to as the “Indemnified Party”, the party against whom such indemnification claim is made shall be referred to as the “Indemnifying Party” and written notices from an Indemnified Party to an Indemnifying Party which sets forth one or more claims for indemnification under this Article VIII for Losses shall each be referred to as a “Claim Notice”.
(b)    Procedure for Direct Claims. Any claim for indemnification (other than a Third-Party Claim covered by Section 8.3(b)    ) by an Indemnified Party on account of a Loss that has been or may be suffered or incurred by the Indemnified Party (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party a Claim Notice; provided, however, any delay or failure to give such a Claim Notice shall not relieve the Indemnifying Party of its indemnification obligations except and only to the extent, if at all, that the Indemnifying Party has been materially prejudiced by reason of such delay or failure. Each Claim Notice shall describe the Direct Claim in reasonable detail and shall indicate the estimated amount, if reasonably practicable to do so, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have forty-five (45) days after its receipt of a Claim Notice to respond in writing to such Direct Claim and, failing a written response objecting to the Direct Claim, or if the Indemnifying Party and the Indemnified Party agree that an Indemnified Party is entitled to recover any amounts pursuant to this Agreement, the Indemnifying Party shall promptly deliver such amounts to the Indemnified Party (or any Person designed by the Indemnified Party), including, as applicable, by delivering a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay to Buyer, from the Indemnity Escrow Account, such amount that is due and payable (or, in the event such amount is greater than the Indemnity Escrow Amount, all of the Indemnity Escrow Amount).
(c)    Procedure for Third-Party Claims.
(i)    In the event an Indemnified Party becomes aware of a claim from a third-party which such Indemnified Party reasonably believes may result in any Losses (without giving effect to the limitations in Section 8.5) (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party of such claim by delivery of a Claim Notice to such Indemnifying Party. Any delay or failure in so notifying the Indemnifying Party shall not relieve the Indemnifying Party of obligations under Section 8.2 except and only to the extent, if at all, that such Indemnifying Party is materially prejudiced by reason of such delay or failure.
(ii)    The Indemnifying Party shall have the right, exercisable by delivery of written notice to the Indemnified Party within twenty (20) days following the receipt of the applicable Claim Notice, to control the defense, negotiation or settlement of a Third-Party Claim, and be represented by counsel of its choice (subject to the reasonable approval of the Indemnified Party), in each case at its sole cost and expense; provided, that the Indemnifying Party shall not be entitled to assume or control the defense of a Third-Party Claim unless:

(A)    it irrevocably acknowledges in writing its obligation to indemnify the Indemnified Parties for any Losses incurred by them;
(B)    the Third-Party Claim primarily seeks monetary damages;
(C)    the Third-Party Claim does not involve any allegation or fraud or violation of criminal Law; and
(D)    the Indemnifying Party demonstrates to the Indemnified Party’s reasonable satisfaction that, as of such time, the Indemnifying Party has sufficient financial resources in order to indemnify for the full amount of any potential Losses in connection with such Third-Party Claim and the Losses that may result from the Third-Party Claim.
(d)    Notwithstanding anything to the contrary in this Section 8.3, if the Indemnifying Party assumes control of the Third-Party Claim, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise such Third-Party Claim or permit a default or consent to entry of any judgment with respect thereto unless such settlement, compromise or judgment includes only the payment of monetary damages in an amount to be covered in its entirety by the Indemnifying Party, contains an unqualified release of such Indemnified Party from all liability in respect of the Third-Party Claim, does not impose any obligations or restrictions on any of the Indemnified Party and, in the case of a claim by the Buyer Indemnified Parties, cannot reasonably be expected to result in a material Tax Liability for taxable periods (or portions thereof) beginning after the Closing Date. If the Indemnifying Party does not elect to control, or is otherwise not controlling the defense, negotiation or settlement of a particular Third-Party Claim, the Indemnified Party may defend against, negotiate, settle (subject to the approval of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed) or otherwise deal with such Third-Party Claim and be represented by counsel of its choice at the sole cost and expense of the Indemnifying Party.
(e)    The party controlling the defense of any Third-Party Claim (the “Controlling Party”) shall:
(i)    permit the other party (the “Non-Controlling Party”) to participate, at its own expense, in the defense of such Third-Party Claim;
(ii)    keep the Non-Controlling Party reasonably informed of material developments in such Third-Party Claim at all stages thereof; and
(iii)    permit the Non-Controlling Party and its counsel to confer on the conduct of the defense thereof; provided that the Controlling Party shall continue to have the sole discretion and authority to control the defense, except as expressly provided in Section 8.3(c) hereof.
(f)    Notwithstanding anything to the contrary in this Section 8.3, any Buyer Tax Claim or Seller Tax Claim shall be governed by Section 6.11(f) or Section 6.11(g), respectively.
8.4.    Purchase Price Adjustment. Any payments made pursuant to this Article VIII shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

8.5.    Limitations. The rights of the Buyer Indemnified Parties to indemnification pursuant to the provisions of this Article VIII are subject to the following limitations:
(a)    Sellers shall have no obligation to indemnify any Buyer Indemnified Parties pursuant to Section 8.2(a)(i), (i) for any Loss that does not, together with all Losses or series of related Losses arising from a common or similar set of circumstances, events or facts, exceed $10,000 and (ii) unless and until the aggregate amount of all Losses (other than those Losses referred to in the foregoing clause (i)) suffered or incurred by all Buyer Indemnified Parties which would otherwise be subject to indemnification hereunder exceeds $1,570,400 (the “Deductible”), at which time such Buyer Indemnified Parties shall be entitled, subject to the terms and conditions of this Article VIII (including the limitations on indemnification set forth herein), to be indemnified against all Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to indemnification for Losses arising from any breach of any of the Fundamental Representations or claims based on Fraud.
(b)    Notwithstanding anything to the contrary in this Article VIII, the maximum amount of Losses for which the Buyer Indemnified Parties shall be entitled to indemnification from Sellers pursuant to Section 8.2(a)(i) shall not exceed, in the aggregate, $29,445,000 (the “Cap”); provided, however, that the Cap shall not apply to indemnification for Losses arising from any breach of any of the Fundamental Representations, for which the maximum amount of Losses for which the Buyer Indemnified Parties shall be entitled to indemnification from Sellers pursuant to Section 8.2(a)(i) shall not exceed, in the aggregate, the Purchase Price, or claims based on Fraud.
(c)    Any indemnification of the Buyer Indemnified Parties pursuant to Section 8.2(a) shall be (i) first satisfied from the Indemnity Escrow Account and (ii) to the extent the amount of Losses exceeds the amounts available to the Buyer Indemnified Party in the Indemnity Escrow Account, paid by Sellers in immediately available funds directly to the applicable Buyer Indemnified Parties.
(d)    Notwithstanding anything to the contrary herein, (i) the Buyer Indemnified Parties shall not be entitled to indemnification under this Agreement with respect to any Losses to the extent that such Losses were actually taken into consideration in the calculation of the Final Closing Date Net Working Capital and (ii) all Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.
(e)    Payments by Sellers pursuant to Section 8.2(a) in respect of any Loss shall be limited to the amount of any Loss that remains after deducting therefrom any insurance proceeds actually received by any Buyer Indemnified Party with respect to such Loss, less (i) the cost and expense of pursuing such insurance recovery, (ii) the deductible associated therewith, and (iii) the amount of all retro-premium obligations and reasonably anticipated premium increases resulting from such recovery.
(f)    Buyer Indemnified Parties shall not be entitled to indemnification otherwise available under Section 8.2 with respect to any Losses arising under Environmental Laws or otherwise with respect to Hazardous Materials to the extent that they arise as a result of or in connection with (i) any post-Closing disclosure or reporting to any Governmental Authority or other third-party unless affirmatively required by any Environmental Law; (ii) any environmental conditions or Releases of Hazardous Materials discovered or found by post-Closing testing or sampling unless such testing or sampling is affirmatively required by any Environmental Law or any Environmental Permit; (iii) any closure or cessation in whole or in part of operations of the Business after Closing, except to the extent any such Losses are wholly attributable to pre-Closing Releases; (iv) any contribution to or exacerbation of any environmental conditions or Release of any Hazardous Material to the extent occurring after Closing; or (v) any Response Action at any property or facility of the Business unless such Response Action is affirmatively required by Environmental Law and incorporates commercially reasonable efforts to mitigate the costs of such Response Action, including employing the lowest cost measures to achieve the minimum standards allowed under applicable Environmental Law and applicable to industrial use, including, when appropriate, use of risk-based remedies and engineering and institutional controls and deed restrictions that do not unreasonably prevent any material uses of the relevant property or facility of the Business occurring as of the Closing Date (and Buyer Indemnified Parties must cooperate in the execution and filing of any such documents as may be necessary to implement such restrictions and controls). If any Response Action is affirmatively required by Environmental Law, subject to the indemnification set forth in Section 8.2(a), then the Sellers shall have the right, in their sole discretion, to control and conduct, at Sellers’ sole cost and expense, any such Response Action and any related communications with Governmental Authorities or third parties; provided that the Sellers shall provide the Buyer with a reasonable opportunity to review and comment on any proposed Response Action prior to implementation and final drafts of material documents prepared for submission to any Governmental Authority prior to submittal, and the Buyer Indemnified Parties will provide all reasonable access to all of the Business’s properties, facilities, books and records as the Sellers and their agents may reasonably request to complete such Response Action, including use of any wastewater treatment systems and utilities located at any such properties (subject to reimbursement by the Sellers for the reasonable pro rata costs of the Sellers' usage of such systems and utilities). For the avoidance of doubt, if Buyer is solely responsible, under this Agreement, for any Response Action, then Buyer, in its sole discretion, shall control and conduct such Response Action and any related communications with Governmental Authorities or third parties. Buyer Indemnified Parties shall not withdraw or use groundwater for potable purposes or use in any process at any properties operated by the Business, except to the extent such withdrawals are occurring as of Closing. If natural attenuation of a Release is allowed under applicable Environmental Laws for continued industrial use of any properties or facilities operated by the Business as occurring as of Closing, Sellers shall not be liable under Section 8.2 for any further environmental monitoring, reporting, engineering control maintenance or similar obligations with respect to any such Release, except to the extent necessary to respond to a third-party claim or assertion by a Governmental Authority in writing that natural attenuation is not acceptable under applicable Environmental Law.
(g)    The limitations set forth on Schedule 2.4(l) of the Disclosure Letter.
8.6.    Exclusive Remedies. After the Closing, the rights set forth in this Article VIII, Section 2.6, Section 6.5(d) and Section 10.12, shall be the sole and exclusive remedies available to Buyer, Sellers and their respective Affiliates with respect to any and all claims relating to this Agreement, the negotiation and execution of this Agreement, the performance by the Parties of their respective obligations hereunder and the transactions contemplated hereby. Notwithstanding anything to the contrary herein, the provisions of this Section 8.6 shall not limit the rights of either Party, or otherwise apply, with respect to claims based on Fraud.
8.7.    Escrow.
(a)    The Adjustment Escrow Amount shall be managed and released by the Escrow Agent in accordance with the terms of Section 2.6(c) and, subject to Section 10.6, the Escrow Agreement.
(b)    (i)    The Indemnity Escrow Amount shall be managed and released by the Escrow Agent in accordance with the terms of Section 2.6(c)(ii), Section 8.3 and this Section 8.7 and, subject to Section 10.6, the Escrow Agreement and the terms of this Agreement. If pursuant to Section 10.10 it is determined, or Buyer and the Sellers otherwise agree, that an amount is due and payable pursuant to Section 8.2(a), Buyer and Cantel shall promptly deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay to Buyer, from the Indemnity Escrow Account, such amount that is due and payable (or, in the event such amount is greater than the Indemnity Escrow Amount, all of the Indemnity Escrow Amount).
(ii)    On the date that is eighteen (18) months after the Closing Date, Buyer and Cantel shall jointly instruct the Escrow Agent to disburse by wire transfer of immediately available funds to an account designated by Cantel the remainder of the Indemnity Escrow Amount then held by the Escrow Agent in the Indemnity Escrow Account less any amounts that are the subject of a then-pending or unresolved claim for indemnification that has not then been fully and finally resolved and paid, in each case, in accordance with the terms of the Escrow Agreement. Upon final resolution of all such unresolved pending claims and any payments required to be made in connection therewith, any remaining Indemnity Escrow Amount shall be promptly disbursed to Cantel in accordance with the procedures set forth herein and, subject to Section 10.6, the Escrow Agreement.
(c)    The Earnout Escrow Amount shall be managed and released by the Escrow Agent in accordance with Section 2.9 and, subject to Section 10.6, the Escrow Agreement.
ARTICLE IX
TERMINATION
9.1.    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of Buyer and Cantel;
(b)    by Buyer by written notice to Sellers if:
(i)    Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Sellers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Sellers within ten (10) Business Days of Sellers’ receipt of written notice of such breach from Buyer; or
(ii)    if any of the conditions set forth in Section 7.1 or Section 7.2 shall not have been fulfilled by June 20, 2022 (the “End Date”) unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants or agreements hereof to be performed or complied with by it prior to the Closing;
(c)    by Sellers by written notice to Buyer if:
(i)    Sellers are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Buyer within ten (10) Business Days of Buyer’s receipt of written notice of such breach from Sellers; or
(ii)    any of the conditions set forth in Section 7.1 or Section 7.3 shall not have been fulfilled by the End Date unless such failure shall be due to the failure of Sellers to perform or comply with any of the covenant or agreements hereof to be performed or complied with by them prior to the Closing.

9.2.    Effect of Termination. Each Party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all obligations of the Parties under this Agreement will terminate, provided, however, that this Section 9.2 and the applicable sections of Article X will survive and the Confidentiality Agreement will survive pursuant to its terms, provided, further, that, if this Agreement is terminated because of a breach of this Agreement by the non-terminating Party, or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the non-terminating Party’s failure to comply with its obligations under this Agreement or because of Fraud, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.
ARTICLE X
MISCELLANEOUS
10.1.    Expenses. Except as otherwise expressly provided herein (including Section 6.11 hereof), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer on the one hand and Sellers on the other hand shall each be responsible for one-half of all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
10.2.    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.2):
If to Sellers to:
c/o STERIS Corporation
5960 Heisley Road
Mentor, OH 44060
Attention: Adam Zangerle
E-mail: Adam_zangerle@steris.com

In each case, with a copy (which will not constitute notice) to:
Jones Day
250 Vesey Street
New York, NY 10281
Attention: James P. Dougherty
Facsimile: 1.212.755.7306
Email: jpdougherty@jonesday.com
If to Buyer:

Evoqua Water Technologies LLC
210 Sixth Avenue
Suite 3300
Pittsburgh, Pennsylvania 15222
Attn: General Counsel
with a copy (which will not constitute notice) to:
Troutman Pepper Hamilton Sanders LLP
Union Trust Building
501 Grant Street
Suite 300
Pittsburgh, Pennsylvania 15219
Attention: Eric D. Kline
Mateusz K. Saykiewicz
Email: eric.kline@troutman.com
mateusz.saykiewicz@troutman.com
10.3.    Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of” such item or “under” such item or any similar relationship regarding such item; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole (and not to the particular sentence, paragraph, Article or Section where they appear); (d) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise; (e) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded; (f) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof; (g) the Parties participated jointly in the negotiation and drafting of this Agreement and the documents relating hereto, and each Party was represented by legal counsel in connection with this Agreement and the Transaction Documents and each Party and each Party’s counsel has reviewed and revised (or had ample opportunity to review and revise) this Agreement and the Transaction Documents, therefore if an ambiguity or question of intent or interpretation arises, then this Agreement and the Transaction Documents will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the terms hereof or thereof; (h) any document or information that is described in Article IV as being “made available” shall be treated as such if a copy of such document or information was provided to Buyer or its Representatives no less than three (3) Business Days prior to Closing by posting to such document or information to the Datasite® Diligence virtual data room (https://americas.datasite.com/manda/project/615771b404912168d777f898); and (i) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Schedules, Annexes and Exhibits mean the Articles and Sections of this Agreement, the Schedules to the Disclosure Letter and Exhibits Annexes attached to this Agreement unless otherwise specified; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute or Law means such statute or Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Disclosure Letter, Annexes and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter, which, for the avoidance of doubt, shall be based on the date and time in Pittsburgh, Pennsylvania.
10.4.    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
10.5.    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
10.6.    Entire Agreement. This Agreement, together with the Disclosure Letter and all Exhibits and Annexes hereto, as the same may be modified, amended or supplemented pursuant to this Agreement, and together with the Confidentiality Agreement, constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter, including the letter of intent of Buyer dated October 21, 2021. In the event of any inconsistency between the statements in the body of this Agreement and those in any Transaction Document, the statements in the body of this Agreement will control.
10.7.    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed; provided that Buyer may assign this Agreement or any of its rights hereunder to any Affiliate. No assignment shall relieve the assigning Party of any of its obligations hereunder. Any attempted assignment in violation of this Section 10.7 shall be void.
10.8.    No Third-Party Beneficiaries. Except as provided in Section 8.2(a), Section 8.2(b), and Section 10.15, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No provision of this Agreement shall be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise limit the right of Sellers or Buyer to amend, modify or terminate any such employee benefit plan.
10.9.    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.10.    Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state without giving effect to any choice or conflict of Law provision or rule. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court sitting in New Castle County, and each Party irrevocably consents to and submits to such venue.
10.11.    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
10.12.    Specific Performance. The Parties agree that irreparable damage would occur if this Agreement or any material provision hereof is not performed in accordance with the terms hereof and that Buyer and each Seller shall each be entitled, at its sole discretion and option, to seek specific performance of the terms hereof, in addition to any other remedy to which it is entitled under Law or in equity. In no event shall the exercise of Buyer’s or Sellers’ right to seek specific performance pursuant to this Section 10.12 reduce, restrict or otherwise limit Buyer’s or Sellers’ right to pursue all other applicable remedies at Law, including seeking monetary damages.
10.13.    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
10.14.    Disclosure Letter. Sellers have set forth information on the Disclosure Letter in a Schedule thereof that corresponds to the Section of this Agreement to which it relates. A matter set forth in a particular Schedule of the Disclosure Letter need not be set forth in any other Schedule so long as the applicability to any such other Schedule of the Disclosure Letter or of this Agreement is reasonably apparent on the face of the information disclosed therein that such disclosure would also apply to another section of the Disclosure Letter or of this Agreement. The Parties acknowledge and agree that (a) the Disclosure Letter may include certain items and information solely for informational purposes for the convenience of Buyer and is not intended to constitute, and shall not be deemed, representations, warranties or covenants of Sellers and (b) the disclosure by Sellers of any matter in the Disclosure Letter shall not be deemed to constitute a basis for interpreting the terms “Material Adverse Effect,” “material,” “materially,” “materiality” or any other similar definition in this Agreement. References to any Contract set forth in the Disclosure Letter include all amendments, purchase orders and schedules thereto from time to time through the date hereof. Schedule, section or subsection references used throughout the Disclosure Letter are for convenience of reference only and shall to no extent and in no event have the effect of amending or changing the express description of the Sections as set forth in this Agreement. Nothing contained in the Disclosure Letter should be construed as an admission of liability or responsibility of any Party to any third party in connection with any pending or threatened Action or otherwise. Any capitalized terms used in the Disclosure Letter or any attachment thereto but not otherwise defined therein shall be defined as set forth in this Agreement.
10.15.    Privileged Communications. As to all communications among Jones Day or Walter Haverfield, as counsel for Sellers, Sellers and any Affiliate that relate in any way to this Agreement, the transaction contemplated hereby, or to the Excluded Assets or Excluded

Liabilities (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence belongs to Sellers and may be controlled by Sellers and will not pass to or be claimed by Buyer or any of its Affiliates. The Privileged Communications are the property of Sellers, and from and after the Closing neither Buyer nor its Affiliates nor any Person purporting to act on behalf of or through Buyer (including a Transferred Employee), or any Affiliate of Buyer may seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. As to any such Privileged Communications prior to the Closing Date, Buyer and its Affiliates, successors or assigns, further agree that no such Person may use or rely on any of the Privileged Communications in any action against or involving any of the Parties after the Closing. The Privileged Communications may be used by Seller or any of its Affiliates in connection with any dispute that relates in any way to the this Agreement, the transaction contemplated hereby, or to the Excluded Assets or Excluded Liabilities, including in any claim for indemnification brought by any Buyer Indemnified Party. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any of its Affiliates and a third party (other than a Party or any of their respective Affiliates) after the Closing, Buyer may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel for Sellers to such third party; provided, however, that neither Buyer nor any of its Affiliates may waive such privilege without the prior written consent of Sellers.
10.16.    Limited Guaranty.
(a)    Evoqua hereby irrevocably guarantees to Buyer the prompt and full payment of the Purchase Price (subject to the adjustments expressly contemplated in Sections 2.5 and 2.6) if and when payable at the Closing (the “Evoqua Guaranteed Obligations”).
(b)    The obligations of Evoqua under this Section 10.16 shall remain in full force and effect until the date that the Evoqua Guaranteed Obligations are fully paid (or determined not to be required to be paid in accordance with the terms hereof).
(c)    This is a guarantee of payment and performance, and not of collection, and Evoqua acknowledges and agrees that its obligations under this Section 10.16 are full and unconditional and shall not be released, discharged, mitigated, impaired or affected by:
(i)    any lack or limitation of status or power, or other such circumstance, including any dissolution, insolvency, bankruptcy, liquidation, winding-up or other proceeding relating to Buyer;
(ii)    any change in the name, control, objects, business, assets, capital structure, or constitution of Buyer;
(iii)    any right of set-off, counterclaim or defense of any kind (other than payment and satisfaction in full of the Evoqua Guaranteed Obligations) which Evoqua or Buyer or any other party has or may have against any Seller or any of its Affiliates;
(iv)    any extensions of time, indulgences or modifications which any Seller or any of its Affiliates may extend to or make to Buyer in respect of the performance of the Evoqua Guaranteed Obligations; or
(v)    any amendment, variation, modification, supplement or replacement of this Agreement or any other document or instrument (except to the extent that such amendment, variation, modification, supplement or replacement affects the Evoqua Guaranteed Obligations).

(d)    Evoqua hereby waives, for the benefit of Seller: (i) any right to require any Seller, as a condition of performance by Evoqua of its obligations under this Section 10.16, to proceed against Buyer or pursue any other remedy whatsoever, except as otherwise expressly provided herein, and (ii) to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by Law which limit the Liability of or exonerate guarantors or sureties.
(e)    Evoqua represents to Sellers that: (i) Evoqua has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (ii) the execution and delivery by Evoqua of this Agreement, the performance by Evoqua of its obligations hereunder and the consummation by Evoqua of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Evoqua; and (iii) this Agreement has been duly executed and delivered by Evoqua, and (assuming due authorization, execution and delivery by Sellers and Buyer) this Agreement constitutes a legal, valid and binding obligation of Evoqua, enforceable against Evoqua in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EVOQUA WATER TECHNOLOGIES LLC

By:    /s/ Ron C. Keating
Name: Ron C. Keating
Title: Chief Executive Officer

EVOQUA WATER TECHNOLOGIES LTD.

By:    /s/ Ron C. Keating
Name: Ron C. Keating
Title: Chief Executive Officer

EVOQUA WATER TECHNOLOGIES CORP.
solely for purposes of Section 10.16

By:    /s/ Ron C. Keating
Name: Ron C. Keating
Title: Chief Executive Officer

[signature page to Asset Purchase Agreement]

CANTEL MEDICAL LLC

By:    /s/ Michael J. Tokich
Name: Michael J. Tokich
Title: Senior Vice President & CFO

CANTEL (CANADA) INC.

By:    /s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

MEDIVATORS INC.

By:    /s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

MAR COR PURIFICATION, INC.

By:    /s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

[signature page to Asset Purchase Agreement]